UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Public Sneaker Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	88-2564645
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, Public and the Public Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager, Public or the Public Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and/or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
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ITEM 1. BUSINESS

Overview

Public Sneaker Collection LLC, a Delaware limited liability company (“we,” “us,” “our,” “our company” or the “company”), is a limited liability company formed on May 20, 2022 pursuant to the Delaware Limited Liability Company Act (the “LLC Act”). Since its formation, our company has been engaged primarily in acquiring and holding a collection of sneakers (the “underlying assets”). Otis Wealth, Inc., a Delaware corporation (the “manager,” “our manager” or “Otis”), is the manager of our company and serves as the asset manager for the underlying assets.

We offered and sold non-voting membership interests (the “interests”) in exchange for the underlying assets, such assets serving as in-kind consideration, held by affiliated individual series of Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”; and together with Gallery, our “affiliates”), each a Delaware series limited liability company and affiliates of our company managed by our manager. In the offering, the affiliates exchanged their assets for our interests by subscribing to the offering. The relevant series of these affiliates then wound up under the terms of the limited liability company agreements of such affiliates, and distributed the interests of our company to the holders of record of interests of such affiliates in the form of liquidating distributions. See the amended offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A (as amended and supplemented, the “Offering Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), for additional details regarding the offering.

Our manager believes that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high, and quality access has been limited to a tiny fraction of the global economy. Our manager believes that those who do have access to top-quality alternative investments are faced with a lack of transparency, operational overhead and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low, with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.

The offering was part of the proposed solution to this problem. Public Holdings, Inc., a Delaware corporation and the parent company of our manager (“Public”), is creating a platform (the “Public Platform”) to invest in art, collectibles and more alongside traditional equities and crypto. The goal is to unlock every type of alternative asset and give investors true uncorrelated diversification in a modern portfolio.

Our strategy is to hold the underlying assets for an indefinite period of time and then sell such assets at a premium over our acquisition price so that investors in our company can make a return on their investment. Additionally, interest holders may be able to realize a return on their investment by selling their interests on the secondary market, if an active market for our interests continues to develop and is sustained.

The Underlying Assets
The discussions contained in this report relating to the underlying assets, their related manufacturers and designers and their related industry are taken from third-party sources that we believe to be reliable, and we believe that the information from such sources contained herein is reasonable, and that the factual information is fair and accurate.

Insurance

We work with insurance broker, DeWitt Stern, and our carrier, Aspen American Insurance Company, to insure the underlying assets during both transport and storage.
Storage
Our manager currently leases space in a purpose-built, secure, temperature-controlled storage facility in New York for the purposes of storing the underlying assets in a highly controlled environment, other than when any such asset is being utilized for marketing or similar purposes.
Depreciation
We treat the underlying assets as collectibles, and therefore, we will not depreciate or amortize the underlying assets going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the underlying assets, if applicable.

Determination of Fair Market Value

To determine the fair market value for the assets exchanged at the time of the offering, our manager relied on publicly available sales data available prior to June 30, 2022 for sales of comparable assets through platforms and auction houses such as StockX, Christie’s, Sotheby’s and Heritage Auction. Our manager initially reviewed sales data for shoe sizes between size 9 and 13. If no sales data for those sizes was available, our manager expanded to include sizes 8 through 14. If no sales data was available prior to June 30, 2022, our manager determined the fair market value to be that of the initial acquisition price.

In addition to the foregoing market assessments, the fair market value for the assets to be exchanged was set to facilitate the distributions of interests upon the winding up of the relevant series of Gallery and Collection.

The Brands
Nike
Nike, Inc., or Nike, is an American multinational corporation founded in 1964 by Bill Bowerman and Phil Knight that is engaged in the design, development, manufacturing and worldwide marketing and sales of footwear, apparel, equipment, accessories and services. The company is headquartered in Beaverton, Oregon and is considered the world’s largest supplier of athletic shoes and apparel as well as a major manufacturer of sports equipment.
Beginning in the 1980s, various items of Nike clothing became staples of mainstream American youth fashion and culture, especially tracksuits, shell suits, baseball caps, Air Jordans, Air Force 1’s and Air Max running shoes. Today, the brand has become a staple in the streetwear and hypebeast communities featuring collaborations with Off-White, Supreme, Kaws and Travis Scott, among others. The company competes with adidas, ASICS, Li Ning, lululemon athletica, Puma, V.F. Corporation and Under Armour.
Adidas
Adidas AG, or Adidas, is a multinational corporation, founded and headquartered in Herzogenaurach, Germany, that designs and manufactures shoes, clothing and accessories. It is the largest sportswear manufacturer in Europe, and the second largest in the world, after Nike.
As with Nike, various pieces of Adidas clothing became staples of American youth culture during the 1980’s, particularly track suits and sneakers. Run DMC was an early adopter of the Adidas shell toe sneaker, helping to pioneer the cultural connotations of modern sneaker culture. Today, the brand has become a staple of the streetwear community, featuring collaborations with Kanye West, Pharrell, Raf Simons and Bape, among others.
Market Assessment

Sneaker resale is now estimated to be a $2 billion market, according to Cowen & Co estimates. It is estimated to triple over the next several years, reaching more than $6 billion by 2025. Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions.
The Underlying Assets
Asset 1
Summary Overview
We purchased a pair of 2016 Nike MAG Back to the Future sneakers (“Asset 1”) for $63,000 from our affiliate, Series Drop 002, a series of Gallery.
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Limited Edition Made Public: The famous “Back to the Future II” Nike Air Mag is considered a grail of sneaker collectibles. Two commercial releases of the shoe, spurred by fan petitions, garnered a total of approximately $11.5 million benefiting “Back to the Future” actor Michael J Fox’s foundation for Parkinson’s disease, according to the foundation’s website.
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Scarce Supply: There are three types of Air Mags: the original movie pair and the two commercial releases from 2011 (1,510 pairs, 10 with deluxe packaging) and 2016 (89 pairs). The original movie pair sold on eBay for over $92,100 in 2018, making it the most expensive pair of sneakers sold at the time.
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Provenance, Rarity, Size and Condition: Our affiliate purchased the pair from Heritage Auctions, ensuring authentication and quality. The pair is deadstock (never worn) and comes with the original box, a signed numbered plate by designer Tinker Hatfield, and display and charging accessories.
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Macro Trends: The Nike Air Mag is bolstered by the rise of the collectible sneakers market. According to a 2019 research report by Cowen Equity Research, as of 2019, the collectible sneaker resale industry wasan estimated $2 billion market, and projected to triple by 2025. Within this market, the 2016 Nike Air Mag is one of the rarest sneaker grails and we believe it will be further buoyed by the growth of the sneaker market.
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Pop Culture Reference: Michael J. Fox’s “Back to the Future” character, Marty McFly, is one of the most beloved characters from the 80s. To this day, rappers and other cultural icons name check Michael J. Fox’s iconic character. They were featured in Kanye West’s “Good Morning” and are a favorite among celebrity collectors including Kanye West and Kid Cudi.
Specifications
Brand	Nike
Asset	Air Mag ‘Auto-Lacing’ (“Back to the Future”)
Size	Men’s Size 11
Number in Series	#39 of 89 pairs released
Main Color	Grey
Colorway	Jetstream / White-Pl Blue
Silhouette	Air Max 2016
Condition	Mint
Designer	Tinker Hatfield
Release Date	October 4, 2016
Affiliate Purchased From	Heritage Auctions
Affiliate Purchased For	$30,000
Affiliate Year Purchased	2019

The Sneaker
The Nike Air Mag is a limited edition shoe created by Nike that is a replica of a shoe from the “Back to the Future 2” movie featuring Michael J. Fox as Marty McFly. The shoe was introduced when McFly visits the year 2015, which, at the time, was around 30 years into the future. Featuring an electroluminescent out-sole, space age materials, and a rechargeable internal battery good for 3,000 hours, the Nike Air Mag was the first shoe that Nike ever designed for a movie. In 2018, the original Nike Air Mag prop sold for $92,100 on eBay.
Designer Tinker Hatfield created the concept of the shoe in 1989 featuring a “futuristic” design equipped with self-charging glowing lights in the midsole, heel and strap as well as an auto-lacing functionality. In 2011, a limited quantity of 1,500 pairs were auctioned on eBay with proceeds benefiting The Michael J. Fox Foundation for Parkinson’s disease research. In 2016, a limited quantity of 89 pairs were released with three featured in live auctions again to benefit the Michael J. Fox Foundation for Parkinson’s disease research. Asset 1 is #39 of the 89 Nike Air Mag sneakers released in 2016.
The Designer
Tinker Hatfield is an American designer of Nike’s most popular athletic shoes. Born in Hillsboro, Oregon, he attended the University of Oregon, where he ran track for coach and Nike co-founder, Bill Bowerman. He earned his B.Arch. degree from the University of Oregon School of Architecture and joined Nike in 1981 as an architect before transitioning to shoe design in 1985. Some of his shoe designs include the Air Jordan 3 to the Air Jordan 15, the Air Jordan XX, XXIII and XXV, as well as the Nike Air Trainer, Air Max 1 and Infrared Air Max 90.
Market Assessment
We believe that Asset 1 occupies a unique space between the sneakers and collectibles market that will benefit from the growing $6 billion global sneaker resale market. Given its cultural significance as the famous self-lacing shoes in the 1989 Back to the Future 2 movie as well as its charitable history as an auction item for Michael J Fox’s Foundation for Parkinson’s Disease benefit, we believe that the shoes will remain a “grail” in the collectible sneakers universe. Specifically, we believe that the rarity, cultural relevance and condition of Asset 1 will continue to propel its desirability in the collectible sneaker market.
Condition Report
The Asset 1 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. The sneakers were authenticated by online reseller, StockX.
Ownership History
Our affiliate purchased the Asset 1 sneakers through online auction via Heritage Auctions, an American multinational auction house based in Dallas, Texas. The auction house was founded in 1976 and is an auctioneer of numismatic collections, comics, fine art, books, luxury accessories, and memorabilia from film, music, history and sports. The asset was a part of a special collaborative project and live pop-up store at the Museum of Contemporary Art in Chicago. The prior ownership history of the sneakers constituting Asset 1 is unknown.
Asset 2
Summary Overview
We purchased a collection of five Nike SB Dunks sneakers curated by Jeff Staple (“Asset 2”) for $58,000 from our affiliate, Series Drop 010, a series of Gallery.

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Curated by Jeff Staple: The sneakers constituting Asset 2 were curated for our affiliate by Jeff Staple, who has been referred to as one of the founding fathers of streetwear and is an influential figure in the sneaker community. He is best known for designing the Nike SB Low Staple “NYC Pigeon” sneaker, the release of which represented the “tipping point of sneaker culture” with an unprecedented level of demand that led to a riot.
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Cultural Relevance: SB dunks kickstarted sneaker culture. Highsnobiety notes that “SB hype saw the arrival of endless lines and campouts outside stores, sneaker magazines, sneaker-related apparel brands, sneaker consignment stores, online sneaker stores, sneaker swap-meets, sneaker conventions, sneaker lace companies, specific sneaker cleaning products, and in the case of Jeff Staple’s SB Dunk Pigeon release in New York in 2005, full-on sneaker riots.”
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Scarcity: The Asset 2 sneakers are relatively scarce; only 150 pairs of the NYC Pigeons and 300 pairs of the What The Dunk sneakers were believed to be made. Additionally, unlike a lot of other Nike models, the Asset 2 sneakers are designs that have not been restocked after their initial release in the early 2000s, which reinforces their scarcity.
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Condition: All the Asset 2 sneakers are deadstock (never worn) and come with their original boxes. Given the limited quantities of some of the Asset 2 sneakers, finding pairs in deadstock condition for sale is a rarity.
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Resurgence of SB Dunks: In the last few years, SB Dunks have seen a resurgence in popularity. This renewed hype comes as the result of admiration by today’s biggest celebrities, especially Travis Scott, who consistently flaunts his rare SB Dunks on social media. Nike has also helped fuel this momentum by pushing out new collaborations, such as the Supreme and Off White collaborations.
Specifications
Brand	Nike	Nike	Nike	Nike	Nike
Asset	Dunk SB Low Staple “NYC Pigeon”	Dunk SB Low Heineken	SB What The Dunk	Dunk SB Low Pro Raygun	Dunk SB Low Bison
Size	Men’s Size 8.5	Men’s Size 8.5	Men’s Size 7.5	Men’s Size 9.5	Men’s Size 10.5
Colorway	Medium Grey / White - Dark Grey	Classic Green / Black - White - Red	White / College Blue - Chrome - Deep Red	Orange Flash / Black - Black	Dark Cinder / Bison / Sport Red
Condition	Deadstock with Box	Deadstock with Box	Deadstock with Box	Deadstock with Box	Deadstock with Box
Designer	Jeff Staple		James Arizumi
Release Date	February 22, 2005	March 05, 2003	October 01, 2007	February 01, 2005	March 01, 2003
Affiliate Purchased From	Project Blitz	Project Blitz	Project Blitz	Project Blitz	Project Blitz
Affiliate Purchased For	$16,000	$1,700	$5,000	$700	$600
Affiliate Year Purchased	2019	2019	2019	2019	2019

The Sneakers
Nike Dunk SB Low Staple “NYC Pigeon”

The story of the Staple Pigeon begins in 2005 with Nike SB celebrating the twentieth anniversary of the Dunk, the classic shoe originally designed for college basketball programs across the US. They reached out to Jeff Staple, who had already worked with the iconic brand on a number of sneakers, to represent NYC on a piece of footwear. He knew that nothing represented the persona of a New Yorker more accurately than a pigeon - the city’s unflinching survivalists who don’t move out of the way for anyone. A few days before the February 22, 2005 release date, Staple posted a drop date on their website, with the actual date obscured by pigeon droppings. Early sneakerheads formed a line outside Staple’s Reed Space store, not knowing if they had to wait a day, a week, or anything more than that. By the time of the release, the crowd had grown dangerously large, despite the fact that only 30 of a total 150 pairs were being offered at the store. Riots began to break out, with kids being escorted straight into cabs after they bought the shoes. The scene drew in news cameras and the Pigeon’s release has been referred to as the “tipping point of sneaker culture.”
Nike Dunk SB Low Heineken
Released in 2003, this sneaker was nicknamed after the famous Dutch beer company despite the fact that it was not an official licensed product from Heineken. The shoes were a hit amongst Nike SB fans, but not with Heineken, which issued a cease-and-desist order. This legal trouble forced Nike to halt production and pull the product from shelves, causing a supply shock that helped make the sneakers more valuable. The design features a base created from a combination of green and white and a black swoosh. Red appears on the laces and the branding on the tongue and heel, which is similar to the Heineken label.
Nike SB What The Dunk
Created from 31 different Nike SB Dunks, the sneakers contain pieces of the Cali’s, the Luckies and Unluckies, the Pigeons, the Shanghai 1 and 2’s, the Jedi’s, the Supreme Hi’s and Lows, the Medicoms, the Bucks, the Huf’s, the Denims, the Hemps and the Avengers. The neon green lining on the left shoe is an ode to the “eBay Dunk,” which is viewed by many as the rarest Nike SB sneaker ever made. Designed by James Arizumi, approximately 300 pairs were released October 1, 2007 in anticipation of “Nothing But The Truth,” Nike’s first ever feature length skate film. The shoe popularized the idea of loud, bright sneakers that are made to stand out and helped bridge the gap between high fashion and functional footwear.
Nike Dunk SB Low Pro Raygun
The February 2005 release of the Dunk SB Low Pro “Raygun” was inspired by one of Nike’s most legendary basketball campaigns, the Roswell Rayguns. The Rayguns were a fictional basketball team from the pre-NBA days that included Vince Carter, Paul Pierce and other NBA superstars. Not following traditional team colorways, the “Home” edition boasts black paneling as opposed to the white hue seen on the “Away” pair. Since the release of these sneakers thirteen years ago, the Raygun logo has been used sparingly.
Nike Dunk SB Low Bison
Released in March 2003, the Nike Dunk SB Low Bison is the only colorway from Nike’s Silver Box era to feature an all-suede build. The sneakers, which have also been nicknamed “Red Toes,” showcase a relatively simple palette, with different shades of brown appearing on the heel, quarter panel, swoosh and toe box. These dark colors provide a contrast to the bright red that wraps around the toe, giving these sneakers a recognizable look.
The Curator
Born in New Jersey in 1975, Jeff Ng, a.k.a. “Jeff Staple,” is widely considered to be one of the founding fathers of modern sneaker culture. Eight years after the creation of his label STAPLE in 1997, Jeff caught his big break when Nike called on him to create a commemorative sneaker that would represent New York. The iconic release of the Staple Pigeon Dunk SD was met with unprecedented demand and exposed not only his label, but sneakerhead culture as a whole to the masses.

Two decades later, he continues to shape sneaker culture through a variety of mediums. He continues to lead Staple Design Studio and has collaborated with brands across a variety of industries such as Adidas, Burton, ESPN, HBO, Kia Motors and many more. He also founded a now globally respected streetwear brand called STAPLE that uses the infamous “Pigeon” logo as its mascot. He’s expanded his retail presence beyond 2002 creation REED SPACE by partnering with the TGS Group on Crusoe and Sons, Extra Butter, Renarts, & Rooted and overseeing US Creative Operations for Hypebeast’s retail banner HBX NY.
He also influences sneaker culture as the host of Hypebeast’s popular podcast “The Business of HYPE” where he interviews streetwear entrepreneurs about the business decisions, trials and tribulations that led to their success.
Market Assessment
The SB dunks are notable for kickstarting sneaker culture, with an ecosystem of buyers, sellers, and resources forming as around their release in the early 2000s. In the last few years, SB Dunks have seen a resurgence in popularity. This renewed hype comes as the result of admiration by today’s biggest celebrities, especially Travis Scott, who consistently flaunt rare SB Dunks on social media. Nike has also helped fuel this momentum by pushing out new collaborations, such as the Supreme and Off White collaborations.
Condition Report
The Asset 2 sneakers are deadstock, meaning that they have never been worn and are in excellent condition with their original boxes. Our affiliate purchased the sneakers from Project Blitz, a well-known sneaker retailer, that believes the sneakers to be authentic. In addition, our affiliate had the sneakers inspected by Sean Conway, Sneaker & Streetwear Valuation Manager at The RealReal, to serve as an additional third-party opinion on their authenticity. He certified that to the best of his knowledge, the Asset 2 sneakers are all authentic.
Ownership History
Our affiliate purchased the Asset 2 sneakers from Project Blitz, a well-known sneaker retailer. The prior ownership of the sneakers constituting Asset 2 is unknown.
Asset 3
Summary Overview
We purchased a collection of 1985 Jordan 1 sneakers (“Asset 3”) for $98,000 from our affiliate, Series Gallery Drop 014, a series of Gallery.
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The Jordan brand: The Jordan Brand is the result of a collaboration between legendary basketball player Michael Jordan and Nike. The label was created at the inception of Jordan’s rookie year in 1984, with the goal of creating sneakers and apparel for Jordan, which could then be marketed to the public. The brand experienced immediate success and soon became a staple in popular fashion and culture. Today, sixteen years after Michael Jordan retired from the NBA, more Jordan-branded shoes and apparel are being sold than the signature lines of every other current NBA player, combined.
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The Air Jordan I: The history of the Air Jordan line, the most popular series of sneakers in history, begins during Michael Jordan’s rookie year with the Air Jordan I. Designed by Peter C. Moore in 1985, the shoe sold out upon first release.

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Reception: The Air Jordan I sold quickly upon initial release, leading Nike to restock them in 1985. This restock resulted in surplus supply, and Air Jordan I’s sat on shelves for years, eventually being marked down to as little as $20. These low-priced sneakers were of particular interest to skateboarders, who were looking for sneakers more durable than the canvas they typically wore. The sneakers’ initial popularity was tied to their functionality, but by 2001, Nike began producing retro versions of the 1985 original. This return to the original silhouette changed the shoes perception from a practical basketball shoe to a design icon.
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Creation process: The Air Jordan I was designed by then creative director at Nike, Peter C. Moore. However, the process of creating the shoe was guided by Michael Jordan according to his personal preferences. He communicated his desire for a sneaker that was low to the ground, such that he could feel the court under his feet, so that the risk of ankle injury was minimized. Moore also designed the Air Jordan I with color in mind, likely in response to requests from Jordan that the sneaker be “different” and “exciting.”
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Scarcity: Although the exact number released is unknown, the Asset sneakers are scarce. Considering their release 34 years ago, finding the shoes in deadstock, unworn condition is increasingly rare.
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Condition: All the Asset 3 sneakers are deadstock (never worn), with some also including their original boxes.
Specifications

Brand	Nike
Asset	Air Jordan I (1985)
Colorway	Black/Red “Bred”	White/Black - Red “Chicago”	White/Black	Black/Royal Blue “Royal”	White/Natural Grey
Size	Men’s Size 9	Men’s Size 10.5	Men’s Size 11	Men’s Size 9	Men’s Size 10.5
Condition	Deadstock with box and tag	Deadstock with box no tag	Deadstock with box and tag	Deadstock with tag, no box	Deadstock with box and tag
Designer	Peter C. Moore
Release Date	September 16, 1985
Affiliate Purchased From	Stadium Goods	Private Collector	Private Collector	Private Collector	Private Collector
Affiliate Purchased For	$6,500	$5,000	$8,500	$4,500	$5,500
Affiliate Year Purchased	2019

The Designer
The Air Jordan I was designed by then creative director at Nike, Peter C. Moore. However, the process of creating the shoe was guided by Michael Jordan according to his personal preferences. He communicated his desire for a sneaker that was low to the ground, such that he could feel the court under his feet, so that the risk of ankle injury was minimized. Moore also designed the Air Jordan I with color in mind, likely in response to requests from Jordan that the sneaker be “different” and “exciting.”
“The idea was to break the color barrier in footwear,” Moore remembers. “Prior to that, 99 percent of shoes were white or black, so I decided to design a shoe that would really take color well.”

Moore’s contribution to the Air Jordan Brand goes beyond his part in the sneakers design. While the “Air Jordan” name was conceived by Michael Jordan’s agent David Falk, the original Air Jordan ball-and-wings logo was also created by designer Peter Moore. The designer has a knack for creating iconic designs as, later, after moving to adidas, he created Adidas’ quintessential “Three Bars” logo.
The Sneakers
Black/Red “Bred” or “Banned”
The “Banned” or “Bred” Air Jordan I’s are the face of the Air Jordan Sneaker franchise. The sneakers made waves in their 1985 debut, largely because of the story that Michael Jordan was being fined each time he wore them on court.
White/Black/Red “Chicago”
The Chicago Bulls’ red, white and black was the colorway most commonly worn by Michael Jordan, especially during the 1985 season. The colorway has seen a massive influx of popularity because of its place in Virgil Abloh’s “The Ten.”
White/Black
The white and black Jordan I colorway features a white leather upper with black leather paneling and swoosh.
Moore’s contribution to the Air Jordan Brand goes beyond his part in the sneakers’ design. While the “Air Jordan” name was conceived by Michael Jordan’s agent David Falk, the original Air Jordan ball-and-wings logo was also created by designer Peter Moore. The designer has a knack for creating iconic designs as, later, after moving to adidas, he created Adidas’ quintessential “Three Bars” logo.
Named after its unmistakable royal blue and black colorway, this shoe became notorious as Jordan’s favorite because the color scheme was similar to his alma mater, The University of North Carolina. The colorway become a fan favorite early on when Jordan made the decision to sport this colorway rather than his black-and-red pair while being photographed for a Nike promotional poster.
White/Natural Grey
The Natural Grey colorway features a white leather upper contrasted by grey swoosh logos on either side, Air Jordan branding and a contrasting ankle collar. The design continues underfoot with a white midsole and grey rubber outsole.
Condition Report
The Asset 3 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Our affiliate purchased these sneakers from Stadium goods, a well-known sneaker retailer, and from prominent collectors. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the Asset 3 sneakers from Stadium Goods, a well-known sneaker retailer, and private collectors. The prior ownership history of the sneakers constituting Asset 3 is unknown.
Asset 4
Summary Overview

We purchased a collection of Nike and Adidas Yeezy sneakers (“Asset 4”) for $34,000 from our affiliate, Series Gallery Drop 016, a series of Gallery.
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The Nike Air Yeezy Brand: The Nike Yeezy brand was the result of a collaboration between rapper and designer Kanye West and Nike. Kanye West began collaborating on the Air Yeezy shoes with close friend and Nike Creative Director, Mark Smith, back in 2007. The release of the first shoe in 2009 brought immediate success, setting a new standard for what non-athlete shoe collaborations could be.
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The Nike Air Yeezy II: Three years after releasing three colorways of the Air Yeezy I, Kanye West and Nike announced they would be releasing the Air Yeezy II. The highly anticipated shoes sold out within 10 minutes of their release.
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The Adidas Yeezy Brand: After leaving Nike in 2013, Kanye West announced he would be joining Adidas under the promise that he would have more creative control over his brand and designs. Two years later, Kanye West and Adidas launched YEEZY Season 1, which debuted the Yeezy Boost 350s and Yeezy Boost 750s.
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Reception: According to Sole Collector, Kanye West is perhaps the best known name in sneaker culture next to Michael Jordan. The Air Yeezy 2 silhouette was a pivotal moment in Kanye West’s and Nike’s extensive histories. For Kanye West, it represented a moment of legitimacy within the fashion world, something for which he had fought for years. For Nike, it represented a seamless blend of sneakers for sport and lifestyle. Among sneakerheads, the Air Yeezy II is often revered as his best ever shoe. The 2014 surprise release of the “Red October” colorway is still considered to be one of the most memorable releases in sneaker history.
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Controversy: Despite popularity amongst the fans, Nike and Kanye West had internal issues regarding Nike’s refusal to pay Kanye West royalties for shoes as a non-athlete. The tension resulted in the termination of the partnership between Nike and Kanye West.
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The Adidas Yeezy Boost: The Adidas Yeezy Boost was initially released in 2015 during New York Fashion Week. The Yeezy Boost 750 was released shortly after being debuted during an on-stage performance at Powerhouse 2015. A few months later, Adidas released the Yeezy Boost 350 “Turtledoves” to the public, cementing the partnership (and Adidas) as a legitimate force in the sneaker game.
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Scarcity: Each colorway of the Nike Air Yeezy II (“Pure Platinum” and “Solar Red”) saw 3,000-5,000 pairs. Pure Platinum was a west coast exclusive and Solar Red was an east coast exclusive. There are rumored to be only 400 Red October pairs (as told by Nike exec). Production numbers are not confirmed on the Adidas Yeezy Boosts Between the amount of original components (dustbag and lace tips) and the five to seven years since the shoes have been released, finding a full size run in deadstock (never worn) condition with all original components is very rare.
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Condition: All the sneakers constituting Asset 4 are deadstock, and original boxes and Yeezy accessories (dust bag and lace tips) are included.
Specifications
Brand	Nike	Nike	Nike	Adidas	Adidas
Asset	Air Yeezy II	Air Yeezy II	Air Yeezy II	Yeezy Boost 750	Yeezy Boost 350
Colorway	Red October	Pure Platinum	Solar Red	750 OG	Turtledove
Size	11	10.5	12	11	10
Condition	Deadstock with box and accessories	Deadstock with box and accessories	Deadstock with box and accessories	Deadstock with box and accessories	Deadstock with box and accessories

Release Date	February 9, 2014	June 9, 2012	June 9, 2012	February 14, 2015	June 27, 2015
Designers	Kanye West and Nathan VanHook	Kanye West and Nathan VanHook	Kanye West and Nathan VanHook	Kanye West	Kanye West
Affiliate Purchased From	GOAT	Private Collector	RIF Los Angeles	RIF Los Angeles	Stadium Goods
Affiliate Purchased For	$7,015	$4,425	$5,000	$1,600	$1,499
Affiliate Year Purchased	2019	2020	2020	2020	2019

The Designers
Nathan VanHook
The Nike Air Yeezy II was designed by Nike’s current Design Director, Nathan VanHook. Prior to joining Nike in 2008, VanHook had worked as an artist and designer, leading the design for a series of wetsuits. His first assignment at Nike was designing footwear for the sportswear department, and he eventually moved to the ACG line. Obsessed with designing for performance in an everyday setting, VanHook eventually found himself working for the Global Football department.
VanHook began working on the Air Yeezy II in 2010, working closely with Kayne West to create an iconic silhouette that had not been seen by the sneaker world before. VanHook is also known for creating well-known Nike sneakers such as the Air Footscape Magista, Mayfly Woven and Footscape Woven Chukka.
Kanye West
Both the Nike and Adidas Yeezy shoes were designed in part by Kanye West. First and foremost a producer and rapper, Kanye West’s rise to popularity began after his release of The College Dropout in 2004. Three years later, he began to pursue his interest in fashion by interning at legendary Italian fashion house, Fendi.
Kanye West’s involvement with sneakers began in the mid 2000’s, working with brands like Reebok, Bape and Louis Vuitton before eventually partnering with Nike in 2007 on his signature Air Yeezy I sneaker.
The Sneakers
“Pure Platinum”
The “Pure Platinum” Nike Air Yeezy II was a West Coast retail release and is credited as a shoe that helped start “sneaker raffles” as a system for selling limited-quantity shoes.
“Solar Red”
The “Solar Red” Nike Air Yeezy II was the East Coast retail release and the predominant face of the Air Yeezy II silhouette prior to the announcement of the “Red October” colorway. Kanye West wore the shoes for months leading up to the 2012 release date.
“Red October”

These are the most sought-after colorway of the Air Yeezy II. Pictures and rumors began circulating in 2013 about the all-red colorway, a little over a year after the release of the initial two colorways. A year later in 2014, after many had assumed the shoe would no longer release, the Red Octobers gained even more notoriety after Nike dropped them as a surprise release via a link on Twitter.
“Yeezy Boost 750 OG”
The Adidas Yeezy Boost 750 OG (Original) was the first shoe released under Kanye West’s new partnership with Adidas. The pair was released during New York Fashion Week in 2015, instantly selling out.
“Turtledove”
After months of anticipation of a low top sneaker, the Adidas Yeezy Boost 350 “Turtledove” became the second shoe released under the Adidas partnership in 2015. The Kanye West-designed line contained Adidas’ patented “Boost” material, portraying the new technology as a lifestyle-ready, yet fashion-forward solution.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. Since Kanye West and Nike cut ties back in late 2013, the Air Yeezy line has effectively ended, with no ability to re-release the shoes. While the Adidas Yeezy line has expanded to include a wide array of models and colorways throughout their five-year partnership, the initial two colorways have not been re-released.
Supply for the Air Yeezy II is very scarce, and scarcer in deadstock condition with box and accessories. The lack of similar supply is the product of a limited release compounded by pairs inevitably being worn. For some, the sneakers were bought to be worn, not collected, as shown by the many worn-down pairs on the market and the relative lack of pairs in deadstock condition. Depending on condition and provenance, pairs have sold in recent years for anywhere between $4,000 and $15,000, and are listed from anywhere between $6,400 and $20,000.
Supply for the two original Adidas Yeezy Boost colorways is scarce (although less scarce than the Nike Air Yeezy II), and similarly scarcer in deadstock condition with box and accessories. Depending on condition and provenance, pairs have sold in recent years for anywhere between $1,000 and $4,250, and are listed anywhere between $1,500 and $4,788.
Condition Report
The Asset 4 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. With respect to Nike, authenticity is verified by looking at the model number. With respect to Adidas, authenticity is verified by the serial number.
Ownership History
Our affiliate purchased the Asset 4 sneakers from GOAT and Stadium Goods, both well-known sneaker retailers, and from a private collector. The prior ownership history of the sneakers constituting Asset 4 is unknown.
Asset 5
Summary Overview
We purchased a collection of artist collaboration Nike sneakers (“Asset 5”) for $34,100 from our affiliate, Series Gallery Drop 021, a series of Gallery.
●    Artist collaborations: The Asset 5 bundle includes collaborations with blue-chip and prominent artists.

●    The Artists: The artists who collaborated with Nike to create the sneakers included in the Asset 5 bundle fall under the contemporary and street art categories. Although having different disciplines (painting, sculpting, fashion, etc.), the artists all share ties to streetwear, and its ability to democratize access to their works. Kaws and Futura began their careers as graffiti artists in New York, challenging the way art is created and disseminated. Instead of waiting for the art world to take notice, Kaws developed a massive online following that then translated to market success. Tom Sachs has championed a utilitarian approach to art, often creating works with common materials like plywood. Parra’s work has leveraged fashion as a vehicle for accessibility and familiarity. Virgil Abloh’s work was largely been centered around an effort to democratize access to design, creating works in a way that is more digestible to the average person. While the late designer is now iconic in the fashion industry, his prominence in contemporary art is nascent but growing, after the Chief Curator of the MCA Chicago, Michael Darling, took notice of Virgil’s work as early as 2016, saying that “the public needed to know more about this artist and why he is important.”
●    Scarcity: All the sneakers constituting Asset 5 are scarce. While exact numbers are difficult to confirm, it is rumored that the highest per-pair production number in the bundle, the Tom Sachs Mars Yard 2.0, is around 8,000 or less. The sneakers’ release dates range from 2004 to 2018, so finding these shoes in deadstock (unworn) condition is increasingly rare.
●    Condition: All the sneakers constituting Asset 5 are deadstock (never worn), and original boxes and accessories are included.
Specifications

Brand	Nike
Asset	Nike Air Force 1	Kaws Air Max 90 Current	Tom Sachs Mars Yard 1.0	Tom Sachs Mars Yard 2.0	Nike SB Dunk High	Nike Air Max 1 x Patta x Parra	Nike Air Force 1 x Off-White
Colorway	KAWS	Black Volt	Mars Yard 1.0	Mars Yard 2.0	Unkle	Cherrywood	MoMA
Size	12	10.5	11.5	11.5	12	10	11
Condition	Deadstock with box and accessories
Release Date	January 1, 2008	October 18, 2008	May 16, 2012	June 8, 2017	September 1, 2004	March 13, 2010	January 27, 2018
Designers	Bruce Kilgore, Kaws	Tinker Hatfield, Jesse Leyva, Kaws	Tom Sachs	Tom Sachs	Peter Moore, Futura	Tinker Hatfield, Parra	Bruce Kilgore, Virgil Abloh
Affiliate Purchased From	StockX	Flight Club	Private Collector	Private Collector	StockX	Private Collector	Farfetch
Affiliate Purchased For	$3,000	$2,000	$5,250	$3,400	$2,403.95	$5,450	$5,056
Affiliate Year Purchased	2020
The Artists

Virgil Abloh
American artist, designer, DJ and entrepreneur Virgil Abloh came to prominence as Kanye West’s creative director but has since made waves in the fashion world with his luxury streetwear label, Off-White, and appointment as artistic director of menswear at Louis Vuitton in March 2018.
An influential designer, Virgil began his career at an architecture firm after earning a bachelor’s degree in civil engineering and a Master’s in Architecture. The designer’s foray into fashion began with an internship at Fendi in 2009, where he would initiate a collaborative relationship with fellow intern Kanye West. Shortly after founding RSVP Gallery, an art gallery and menswear boutique in Chicago, Virgil joined Kanye West’s creative agency, Donda, as creative director, overseeing projects like stage shows and concert merchandise. West also asked the designer to serve as the artistic director for the 2011 Jay-Z/Kanye West album, Watch the Throne. In 2012, Abloh launched his first fashion project, Pyrex Vision, which provided an early look at Virgil’s knack for reinventing. Virgil screen-printed the word Pyrex and the number 23 (an homage to his childhood hero, Michael Jordan) onto deadstock Ralph Lauren flannel shirts, selling customized pieces he had originally purchased for $40 at prices upwards of $550.
In 2013, Abloh closed Pyrex and founded Off-White, a multi-platform creative endeavor based in Milan. At Off-White, he began combining ideas of streetwear, luxury, art, music and travel, defining the brand simply as, “the gray area between black and white as the color Off-White.” From the get-go, hovering quotation marks become Abloh’s signature. The Milan-based brand was picked up by Barneys and Colette, and was worn by the likes of Jay-Z, ASAP Rocky, Rihanna and Beyoncé. In 2015, Off-White was an LVMH Prize finalist. Two years later, Off-White attracted the attention of Nike and Virgil was commissioned to re-create ten of Nike’s iconic silhouettes in a work-in-progress style, each adorned with a safety tag around the laces. The limited release left the sneaker market hungry for more, and Abloh hosted panels and workshops with Nike and additional releases throughout the year.
In 2018, Virgil was named the artistic director of Louis Vuitton’s menswear collections, becoming the first American of African descent to be named artistic director at a French luxury fashion house. He also started performing as a DJ more frequently, making appearances at major festivals such as Lollapalooza.
Virgil passed away on November 28, 2021.
KAWS
Brian Donnelly (born 1974), known professionally as Kaws (stylized as KAWS), is an American artist and designer who primarily works in painting, sculpture and editioned works. Kaws invented a cast of cartoon characters, some of which are his own creations while others are appropriations of popular characters such as Spongebob Square Pants or Snoopy, which he uses across his paintings and sculptural works. While his work regularly sells at auction for millions of dollars, Kaws’ career began as a graffiti artist in the 1990s. His images were seen plastered across bus stops, phone booths and billboards in New York City. In 1996, Kaws obtained his BFA from the School of Visual Arts, New York. The established art world took notice of Kaws’ work when Perrotin Gallery, a blue-chip international gallery, started representing Kaws in 2008. Kaws has a prominent place in pop culture as he has over 2.1 million Instagram followers and 1 million hashtags. He is regularly featured on websites such as Hypebeast and Highsnobiety, and his collectors include Travis Scott, Kylie Jenner, Pharrell Williams and Swiss Beatz. His collaborations include working with Bathing Ape, Supreme, Kanye West and Dior. Prior to working with Nike, Kaws collaborated with Vans on several limited sneaker releases. His solo exhibitions include KAWS: WHERE THE END STARTS at the Modern Art Museum of Fort Worth and at the Yuz Museum, Shanghai. In February 2021, Kaws opened a retrospective at the Brooklyn Museum.
Tom Sachs

Tom Sachs is an American sculptor, best known for his elaborate recreations of various modern and consumer icons (such as Hello Kitty and McDonald’s), each a masterpiece of engineering and design. His works demonstrate the labor intensive-nature of his art, embracing exposed materials to illustrate the building process. Sachs’ background in architecture and engineering heavily influenced his design ethos — everything can always be stripped down, stripped out, redesigned and improved. Over the years, he has formally collaborated with brands like Nike and informally borrowed design motifs from major fashion houses like Hermes, Prada and Chanel.
Futura
Futura, formerly known as Futura 2000, is a well-known street artist. Like Kaws, he began in New York’s graffiti scene, eventually making his way to an affiliation with the Fun Gallery (alongside names like Jean-Michel Basquiat and Keith Haring). During the early 2000’s, Futura’s work began to focus on small collectible figures and sneakers, where he collaborated with brands like Nike, Undercover and Supreme.
Parra
Pieter Janssen, better known as Parra, is a Dutch painter, illustrator and animator. Parra has been known for his work’s range, extending from fine art to affordable t-shirts. He is best known for his post-Pop representations of mutated figures and his unique color palette, both of which have been translated into his collaborations with Nike.
The Sneakers
Nike Air Force 1 “KAWS”
The Nike Air Force 1 “KAWS” was released in 2008 as a part of the 1WORLD campaign. Eighteen innovators from around the world, spanning different disciplines, were given the opportunity to create their own Air Force 1. Other collaborators included CLOT, Questlove and Michael Lau.
Nike Air Max 90 Current x Kaws “Black Volt”
The Nike Air Max 90 Current x Kaws “Black Volt” was released in 2008. Kaws teamed up with Nike Footwear Director Jesse Leyva to give technical updates to the classic Nike silhouette, taking cues from the Nike ACG program. The shoes were released exclusively at Nike Sportswear stores.
Nike x Tom Sachs Mars Yard 1.0
In 2012, Tom Sachs partnered with Nike to release the NikeCraft Mars Yard; a shoe inspired by Sachs’ work with NASA scientists in preparation for his 2012 exhibition, SPACE PROGRAM 2.0: Mars.
Nike x Tom Sachs Mars Yard 2.0
Five years after the initial release, in 2019, Sachs partnered with Nike again to release an improved version of the original Mars Yard shoe, known as the Mars Yard 2.0 and included in this collection. Unsatisfied with how the first version wore-in over time, the updated version features new materials for better performance, longevity and durability.
Nike SB Dunk High “Unkle”
In 2003, Futura was commissioned to paint the album cover for European trip-hop trio, U.N.K.L.E.’s “Never, Never, Land” album. In 2004, Nike partnered with James Lavelle (leader of U.N.K.L.E.) to release a Nike SB Dunk, utilizing Futura’s album artwork for the shoe’s design. This shoe’s collaboration marked an important intersection between the world of skateboarding and fashion.

Nike Air Max 1 Parra x Patta “Cherrywood”
In 2009, Patta partnered with Nike to release 4 iterations of the Air Max 1 in celebration of their 5th anniversary. A year later, Patta teamed up with Dutch artist Parra, to release an extremely limited (258 pairs worldwide) run of a fifth, burgundy colorway. It is thought to be one of the most highly coveted Air Max 1 colorways ever created.
Nike Air Force 1 x Off-White “MoMA”
In 2018, a year after releasing “The Ten” collection, Virgil partnered with New York’s Museum of Modern Art (MoMA) to release an exclusive Nike Air Force 1 colorway. The shoes were released at the MoMA store, celebrating the opening of the Items: Is Fashion Modern? exhibition.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. The sneakers constituting Asset 5 have not been re-released thus far. The only shoe to see a similar edition release is the Tom Sachs Mars Yard 2.0, which was re-released in 2019 with material updates to the original 2012 design.
Supply for all sneakers constituting Asset 5 is scarce, and scarcer in deadstock condition with box and accessories.
Condition Report
The Asset 5 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the Asset 5 sneakers from StockX, Flight Club and Farfetch, well-known sneaker retailers, and directly from a private collector. The prior ownership history of the sneakers constituting Asset 5 is unknown.

Asset 6
Summary Overview
We purchased a collection of Nike Air Jordan 1 sneakers (“Asset 6”) for $44,000 from our affiliate, Series Gallery Drop 022, a series of Gallery.
●
The Jordan Brand: The Jordan Brand is the result of a collaboration between legendary basketball player Michael Jordan and Nike. The label was created at the inception of Jordan’s rookie year in 1984, with the goal of creating sneakers and apparel for Jordan that could be marketed to the public under Jordan’s name. The brand experienced immediate success and soon became a staple in popular fashion and culture. Nike’s sales goal for the Jordan line was $3 million over the first three years, but Jordan went on to generate $126 million in sales his first year with Nike. Today, 16 years after Michael Jordan retired from the NBA, more Jordan-branded shoes and apparel are being sold than the signature lines of every other current NBA player, combined.
●
The Air Jordan I: The history of the Air Jordan line, the most popular series of sneakers in history, begins during Michael Jordan’s rookie year with the Air Jordan I. Designed by Peter C. Moore in 1985, the shoe sold out upon first release.

●
Scarcity: Although the exact production of each shoe cannot be confirmed, the sneakers constituting Asset 6 are scarce. The Air Jordan 1 “Satin Banned” was limited to 501 pairs. The Air Jordan 1 “Colette” was limited to friends and family, with no public release. The Air Jordan 1 “Art Basel Pack” (“Igloo” and “Rust Pink”) was a Miami-exclusive release at Art Basel Miami in 2017. The Air Jordan 1 x Off-White “EU” was an EU-only release. Due to our strict buying criteria for deadstock shoes, all of the shoes’ scarcity is compounded over time by other pairs being worn.
●
Condition: All the sneakers constituting Asset 6 are deadstock (never worn), with their original box and accessories.
Specifications

Brand	Nike
Asset	Air Jordan 1
Colorway	Fragment	Colette	Off-White Chicago	Off-White EU	Satin Banned	Blue Toe	Igloo	Rust Pink
Size	13	10.5	11	12	11	9.5	11.5	11.5
Condition	Deadstock
Release Date	December 27, 2017	March 21, 2018	September 9, 2017	March 3, 2018	October 18, 2016	November 17, 2018	December 7, 2017	November 1, 2017
Designers	Peter Moore
Affiliate Purchased From	GOAT	Index Portland	Private Collector	StockX	GOAT	StockX	Plus CA	GOAT
Affiliate Purchased For	$3,095	$8,000	$4,000	$2,823.95	$2,970	$1,329.95	$3,728.95	$4,000
Affiliate Year Purchased	2020

The Designer
The Air Jordan I was designed by then creative director at Nike, Peter C. Moore. However, the process of creating the shoe was guided by Michael Jordan according to his personal preferences. He communicated his desire for a sneaker that was low to the ground, such that he could feel the court under his feet, so that the risk of ankle injury was minimized. Moore also designed the Air Jordan I with color in mind, likely in response to requests from Jordan that the sneaker be “different” and “exciting.”
“The idea was to break the color barrier in footwear,” Moore remembers. “Prior to that, 99 percent of shoes were white or black, so I decided to design a shoe that would really take color well.”

Moore’s contribution to the Air Jordan Brand goes beyond his part in the sneakers design. While the “Air Jordan” name was conceived by Michael Jordan’s agent David Falk, the original Air Jordan ball-and-wings logo was also created by designer Peter Moore. The designer has a knack for creating iconic designs as, later, after moving to adidas, he created Adidas’ quintessential “Three Bars” logo.
The Sneakers
“Fragment”
The Jordan 1 “Fragment” is a symbol of Japanese streetwear culture and American sneaker culture converging. Hiroshi Fujiwara, artist, producer, streetwear pioneer and founder of Fragment Design, took the existing “Black Toe” colorway and replaced the usual red with royal blue and debossed the classic fragment logo on the side of the heel.
“Colette”
Between 1997 and 2017, Colette served as Paris’ epicenter and incubator of fashion and streetwear culture. Chanel’s Karl Lagerfeld even frequented the shop. The Jordan 1 “Colette” was released exclusively to the friends and family of the Colette store to commemorate the cultural impact of the space throughout its 20-year run.
The Air Jordan I was designed by then creative director at Nike, Peter C. Moore. However, the process of creating the shoe was guided by Michael Jordan according to his personal preferences. He communicated his desire for a sneaker that was low to the ground, such that he could feel the court under his feet, so that the risk of ankle injury was minimized. Moore also designed the Air Jordan I with color in mind, likely in response to requests from Jordan that the sneaker be “different” and “exciting.”
In 2017, Virgil Abloh remixed ten classic Nike silhouettes for an exclusive collection titled “The Ten.” Abloh’s version of the Jordan 1 “Chicago” mimics its OG predecessor while boasting modern materials and Abloh’s signature quotation marks. The Off-White Jordan 1 was also declared 2017’s sneaker of the year.
Moore’s contribution to the Air Jordan Brand goes beyond his part in the sneakers’ design. While the “Air Jordan” name was conceived by Michael Jordan’s agent David Falk, the original Air Jordan ball-and-wings logo was also created by designer Peter Moore. The designer has a knack for creating iconic designs as, later, after moving to adidas, he created Adidas’ quintessential “Three Bars” logo.
After “The Ten,” Nike and Virgil Abloh continued to release more colorways of each sneaker featured in the collection, perpetuating the hype and success of “The Ten.” The all-white “EU” edition was initially released at an Off-White pop-up in Paris and then eventually saw an exclusive European release through Nike’s SNKRS app.
“Satin Banned”
The “Satin Banned” colorway was released to commemorate the anniversary of the original “banned” black and red colorway of the Jordan 1. The shoe was released exclusively at a pop-up in NYC, limited to only 501 pairs (numbered) worldwide.
Union “Blue Toe”
The Jordan 1 Union “Blue Toe” is derived from a collaboration with UNION Los Angeles, a space known for trailblazing within the streetwear culture. UNION was founded in New York in 1989 by James Jebbia, founder of Supreme, and his partner, Mary Ann Fusco, before being relocated to Los Angeles by current owner Chris Gibbs. The sneaker features two OG colorways of the Jordan 1 seemingly stitched together at the ankle.
“Art Basel Pack - Igloo and Rust Pink”

The Jordan 1 “Igloo” and “Rust Pink” colorways were released alongside each other at Art Basel Miami in 2017. The “Black Toe” reiterations feature South Beach appropriate tones of pink and blue, complementing Miami’s art deco style.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. The continued demand for the Air Jordan 1 is indicative of why it is often considered the best Jordan silhouette ever made.
Despite having released a multitude of colorway variations, the Air Jordan 1 still remains a dominant shoe on the secondary market. Major resellers like StockX consistently list variations of the Air Jordan 1 as some of their most highly traded sneakers. As particularly exclusive releases, each of the Air Jordan 1s constituting Asset 6 is unique colorways or materials, none of which have been retroed. Four out of the eight shoes never saw a traditional public release (friends and family, city and pop-up exclusive, etc.). This added exclusivity makes these Air Jordan 1s some of the most valuable shoes on the secondary market.
Supply for these Air Jordan 1 colorways is scarce, and similarly scarcer in deadstock condition with box and accessories. Depending on condition and provenance, pairs have sold in recent years for anywhere between $1,410 and $8,000 and are listed anywhere between $2,988 and $21,703.
Condition Report
The Asset 6 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the Asset 6 sneakers from GOAT, StockX, Plus CA and Index Portland, all well-known sneaker retailers, and directly from private collectors. The prior ownership history of the sneakers constituting Asset 6 is unknown.
Asset 7
Summary Overview
We purchased a pair of Nike SB Dunk Low “Freddy Krueger” sneakers (“Asset 7”) for $30,000 from our affiliate, Series Gallery Drop 028, a series of Gallery.
●    Nike SB: Nike SB, the brand’s skate-focused line, began in 2001 under general manager, Sandy Bodecker. After a series of failed products, Bodecker was enlisted to help Nike SB shift direction. Rather than building a brand new shoe from the ground up, Nike turned to a shoe they made that skaters were already wearing, the Nike Dunk. By 2002, Nike released the Nike SB Dunk, a new iteration designed specifically for skaters. After recruiting skaters like Reese Forbes, Gino Ianucci, Richard Mulder and Danny Supa and securing collaborations with major skateboarding companies like Supreme, Nike SB’s reintroduction into the world of skateboarding would eventually leave a lasting impression on sneaker culture as a whole.
●    The Nike SB Dunk: The history of the Nike SB Dunk begins in 1985, after Peter C. Moore designed the original Nike Dunk. Originally designed as a basketball shoe, the Nike Dunk’s performance features were attractive to ballers and skaters alike. By 2002, Nike released the Nike SB Dunk, their first major shoe dedicated to skateboarding as a sport.

●    Scarcity: Although the exact production of the shoe cannot be confirmed, the sneakers constituting Asset 7 are scarce. The Nike SB Dunk Low “Freddy Krueger” was pulled from production following a cease-and-desist letter from New Line Cinema, the company responsible for Nightmare on Elm Street. Only one small skate shop in Mexico mistakenly sold a few pairs early. The other existing shoes were set to be incinerated, but a Nike employee pulled several pairs before they were destroyed. It is rumored that 30 pairs exist, with even fewer pairs remaining in deadstock condition.
●    Condition: The sneakers constituting Asset 7 are deadstock (never worn). As sample shoes, they do not come with an original box.
Specifications
Brand	Nike
Asset	Nike SB Dunk Low
Colorway	Freddy Krueger
Size	9
Condition	Deadstock without box
Release Date	2007 (No formal release)
Designer	Peter C. Moore
Affiliate Purchased From	Project Blitz
Affiliate Purchased For	$18,500
Affiliate Year Purchased	2020

The Designer
The Nike SB Dunk Low was designed by Peter C. Moore. As the original designer of the Nike Dunk in 1985, along with the original Air Jordan 1, Moore had created a shoe that transcended its original sport and intended usage. As it turned out, the lateral support, cushioning and grip featured on dunks was just as useful in the world of skateboarding. By 2002, Moore teamed up with Sandy Bodecker to reintroduce Nike SB and the SB Dunk, featuring tailored tweaks to padding and traction, specifically with skateboarding in mind.
Moore’s contribution to the Nike Brand goes beyond his part in the sneakers design. Moore created the original Air Jordan ball-and-wings logo, and after moving to Adidas, he created Adidas’ quintessential “Three Bars” logo.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. The sneakers constituting Asset 7 never saw a full public release due to a cease-and-desist letter that claimed the shoes infringed on the Nightmare on Elm Street franchise.
Supply for the sneakers constituting Asset 7 is scarce, and scarcer in deadstock condition.
Condition Report
The Asset 7 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History

Our affiliate purchased these sneakers from Project Blitz, a well-known sneaker retailer. The prior ownership history of the sneakers constituting Asset 7 is unknown.
Asset 8
Summary Overview
We purchased a collection of Travis Scott collaboration Nike sneakers (“Asset 8”) for $55,000 from our affiliate, Series Gallery Drop 029, a series of Gallery.
●    Nike x Travis Scott Partnership: The partnership between Nike and Travis Scott was announced in 2017 when the world-famous hip hop artist revealed a friends-and-family iteration of the Jordan Trunner LX. The untraditional sneaker was produced in extremely limited quantities to be worn by Scott while touring with Kendrick Lamar. The partnership has produced some of the most sought-after sneakers in the last decade, with a similar reception as previous non-athlete partnerships like Kanye West’s.
●    Travis Scott x Nike Sneakers: At the end of 2017, Travis Scott announced the global launch of his Nike partnership. The Travis Scott x Air Force 1 was released alongside the “AF100” collection that celebrated the 35th anniversary of the iconic Nike silhouette. After selling out immediately, Scott continued to work with Nike, producing several more iterations of the Air Force 1, the Air Jordan 1 and Air Jordan 4. His recent Nike collaborations adopted the newer Air Max 270 silhouette and the classic Nike SB Dunk Low, which were released alongside full capsule collections of Travis Scott x Nike apparel.
●    Scarcity: Although the exact production of each shoe cannot be confirmed, the sneakers constituting Asset 8 are scarce. The Air Force 1 “AF100” was exclusively released at Complexcon 2017. The Air Jordan 4 x Travis Scott “F&F” pairs were samples produced for Travis Scott’s entourage, never seeing a public release. The Nike SB Dunk Low “Special Box” is a more-collectible version of an already limited sneaker. Each sneaker’s scarcity is compounded by its deadstock condition.
●    Condition: The sneakers constituting Asset 8 are deadstock (never worn), with their original boxes and accessories.
Specifications
Brand	Nike	Nike	Air Jordan	Air Jordan	Air Jordan
Asset	Nike SB Dunk Low	Nike Air Force 1	Air Jordan 1	Air Jordan 4	Air Jordan 4
Colorway	Travis Scott “Special Box”	Travis Scott AF100	Travis Scott	Travis Scott “F&F Mocha”	Travis Scott “F&F Purple”
Size	11.5	12	11.5	13	13
Condition	Deadstock with box and accessories
Release Date	February 22, 2020	December 2, 2017	May 11, 2019	Unreleased, 2018	Unreleased, 2018
Designers	Peter Moore, Travis Scott	Bruce Kilgore, Travis Scott	Peter Moore, Travis Scott	Tinker Hatfield, Travis Scott	Tinker Hatfield, Travis Scott
Affiliate Purchased From	StockX	Private Collector	StockX	Sole Supremacy	Project Blitz
Affiliate Purchased For	$1,829.95	$1,393.60	$1,418.95	$21,666.13	$27,000.00

Affiliate Year Purchased	2020

The Designers
Peter C. Moore
The Nike SB Dunk Low and the Air Jordan 1 were designed by Peter C. Moore. As the original designer of Nike’s early roster of shoes, including the original Nike Dunks and Nike Air Jordan 1’s in 1985, Moore created shoes that transcended their original sport and intended usage. As it turned out, the lateral support, cushioning and grip featured on dunks was just as useful in the world of skateboarding. By 2002, Moore teamed up with Sandy Bodecker to introduce Nike SB and the SB Dunk, featuring tailored tweaks to padding and traction, specifically with skateboarding in mind.
Moore’s contribution to the Nike Brand goes beyond his part in the sneakers’ design. Moore created the original Air Jordan ball-and-wings logo, and after moving to Adidas, he created Adidas’ quintessential “Three Bars” logo.
Bruce Kilgore
The Nike Air Force 1 made its debut in 1982. As one of Nike’s original designers, the Air Force 1 was Bruce Kilgore’s first time designing a basketball shoe. Kilgore focused on a functional design, including an outsole designed for players’ pivot point. Given the shoes’ mutability, the Air Force 1 has grown to become a global streetwear standard.
After his success designing the Air Force 1, Kilgore went on to design several other court shoes, including the Avenger, Adversary, Air Ace, Air Pressure, and the Air Jordan II.
Tinker Hatfield
Tinker Hatfield is the most well-known designer for the Nike brand as a whole, having been called the “Michael Jordan of designing Jordans.” Hatfield joined the company in 1981 as a corporate architect, but quickly shifted towards athletic footwear design in 1985. Taking inspiration from the Pompidou Center in Paris, Tinker introduced the Air Max 1 in 1987, the first shoe to feature a visible air bubble. After the Air Max 1’s success, Hatfield continued to design some of Nike’s most iconic silhouettes, most notably the Air Jordan 3-15 and the Air Max 90.
The Sneakers
Nike SB Dunk Low “Travis Scott” (Special Box)
In February 2020, Travis Scott released his iteration of the Nike SB Dunk Low. The sneaker features vulnerable materials that wear down as the shoes are skated, eventually revealing different patterns and materials underneath.
Air Force 1 “Travis Scott” (AF100)
The Air Force 1 was released alongside the “AF100” collection that celebrated the 35th anniversary of the iconic silhouette. The release was exclusive to attendees at Complexcon 2017. The seemingly plain, white sneaker features DIY accessories like interchangeable velcro swooshes, as well as “Cactus Jack” branded lace locks and embroidery.
Air Jordan 1 “Travis Scott”
The Air Jordan 1 “Travis Scott” was released unexpectedly during the 2019 GRAMMYs. The backwards swoosh, “Cactus Jack” branding and hidden stash pocket make the sneaker one of the most distinctive Jordan 1’s ever produced.

Air Jordan 4 “F&F Mocha” & “F&F Purple”
During the summer of 2018, Travis Scott fans finally got to get their hands on the first public release of the Travis Scott x Jordan Brand partnership, the Houston Oilers inspired Jordan 4. Travis Scott, however, has been seen courtside at Houston Rocket’s games rocking unreleased colorways of this shoe. The quantity of these shoes in existence is unknown, making them some of the most sought-after contemporary Jordans.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. The market for Nike SB Dunks exploded starting in late 2019 (some speculate this can be partially attributed to Travis Scott), increasing over 2,000% on some shoes. The continued demand for the Air Jordan 1 and Air Jordan 4 are indicative of why they are often considered two of the best Jordan silhouettes ever made.
The sneakers constituting Asset 8 are among most valuable Nike x Travis Scott collaborations, found anywhere from $899 to $27,539.
Supply for all sneakers constituting Asset 8 is scarce, and scarcer in deadstock condition.
Condition Report
The Asset 8 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased these sneakers from StockX, Project Blitz and Sole Supremacy, well-known sneaker retailers, and directly from a private collector. The prior ownership history of the sneakers constituting Asset 8 is unknown.
Asset 9
Summary Overview
We purchased a collection of original 1985 Nike Air Jordan I sneakers (“Asset 9”) for $86,400 from our affiliate, Series Gallery Drop 033, a series of Gallery.
●    The Jordan Brand: The Jordan Brand is the result of a collaboration between legendary basketball player Michael Jordan and Nike. The label was created at the inception of Jordan’s rookie year in 1984, with the goal of creating sneakers and apparel for Jordan that could then be marketed to the public under Jordan’s name. The brand experienced immediate success and soon became a staple in popular fashion and culture. Today, 16 years after Michael Jordan retired from the NBA, more Jordan-branded shoes and apparel are being sold than the signature lines of every other current NBA player, combined.

●    The Air Jordan I: The history of the Air Jordan line, the most popular series of sneakers in history, begins during Michael Jordan’s rookie year with the Air Jordan I. Designed by Peter C. Moore in 1985, the shoe sold out upon first release.

●    Reception: The Air Jordan I sold quickly upon initial release, leading Nike to restock them in 1985. This restock resulted in surplus supply, and Air Jordan I’s sat on shelves for years, eventually being marked down to as little as $20. These low-priced sneakers were of particular interest to skateboarders, who were looking for sneakers more durable than the canvas they typically wore. The sneakers’ initial popularity was tied to their functionality, but by 2001, Nike began producing retro versions of the 1985 original. This return to the original silhouette changed the shoes perception from a practical basketball shoe to a design icon.

●    Scarcity: Although the exact number released is unknown, the sneakers constituting Asset 9 are extremely scarce. Considering their release 34 years ago, finding the shoes in deadstock (never worn) condition is increasingly rare.

●    Condition: All the sneakers constituting Asset 9 are deadstock, with one pair also including its original box.
Specifications

Brand	Nike
Asset	Air Jordan I
Colorway	“Chicago”	“Chicago”	“Bred”
Size	11	9.5	11
Condition	Deadstock, no box	Deadstock, with box; scuff on white toe box area of right shoe	Deadstock, no box
Release Date	September 16, 1985
Designers	Peter Moore
Affiliate Purchased From	Private Collector	Index PDX	Private Collector
Affiliate Purchased For	$6,975	$8,000	$6,500
Affiliate Year Purchased	2020

The Designer
The Air Jordan I was designed by then creative director at Nike, Peter C. Moore. However, the process of creating the shoe was guided by Michael Jordan according to his personal preferences. The rookie communicated his desire for a sneaker that was low to the ground, such that he could feel the court under his feet, so that the risk of ankle injury was minimized. Moore also designed the Air Jordan I with color in mind, likely in response to requests from Jordan that the sneaker be “different” and “exciting.”

“The idea was to break the color barrier in footwear,” Moore remembers. “Prior to that, 99 percent of shoes were white or black, so I decided to design a shoe that would really take color well.”

Moore’s contribution to the Air Jordan Brand goes beyond his part in the sneakers design. While the “Air Jordan” name was conceived by Michael Jordan’s agent David Falk, the original Air Jordan ball-and-wings logo was also created by designer Peter Moore. The designer has a knack for creating iconic designs as, later, after moving to adidas, he created adidas’ quintessential “Three Bars” logo.

The Sneakers
Black/Red “Bred” or “Banned”

The “Banned” or “Bred” Air Jordan I’s are the face of the Air Jordan sneaker franchise. The sneakers made waves in their 1985 debut, largely because of the story that Michael Jordan was being fined each time he wore them on court.

White/Black/Red “Chicago”

The Chicago Bulls’ red, white and black was the colorway most commonly worn by Michael Jordan, especially during the 1985 season. The colorway has seen a massive influx of popularity because of its place in Virgil Abloh’s “The Ten.” The colorway headlined “The Ten” as sneaker number one, earning the prestigious FNAA Shoe of the Year award in 2017. The popularity of this collaboration has heightened the status of the colorway to new levels, especially with celebrity endorsements from Travis Scott to Roger Federer.

Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. However, in the case of the Jordan I, this has not proven to be true. As discussed above, Nike has restocked several versions of the Jordan I, with little effect on resale value for the original pairs. The collection’s resilience to restocks is a result of the sneaker market’s recognition of the small differences that exist between original and restocked pairs. Even re-releases of the Jordan I that are designed to mimic the original contain noticeable differences that allow the sneaker market to view them as distinct. The market for Air Jordan sneakers hit a recent hot streak following the release of The Last Dance documentary.

Supply for the OG 1985 Nike Air Jordan I is extremely scarce, compounded by our criteria on deadstock condition. The lack of supply is not a product of a limited release. In fact, because the Air Jordan I sold so quickly upon initial release, Nike restocked them in 1985. The restock likewise destroyed any secondary market for the sneakers and discouraged early sneakerheads from viewing the Air Jordan I as a collectible. For some, the sneakers were bought to be worn, not collected, as shown by the many worn-down pairs on the market and the relative lack of pairs in deadstock condition.

Condition Report
The Asset 9 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased these sneakers from Index PDX, a well-known sneaker retailer, and directly from a private collector. The prior ownership history of the sneakers constituting Asset 10 is unknown.
Asset 10
Summary Overview
We purchased a collection of streetwear sneaker collaboration Nike sneakers (“Asset 10”) for $61,200 from our affiliate, Series Gallery Drop 036, a series of Gallery.
●    Co-curated by Chris Gibbs: The sneakers constituting Asset 10 were co-curated by our manager and Chris Gibbs, who is often considered one of the most influential figures in the streetwear community, particularly on the west coast. He is best known as the owner of the Los Angeles streetwear shop, Union.
●    Cultural Relevance: Streetwear and sneakers have always been gone hand in hand, both born out of the 1980s. Starting in the early 2000s, Nike (and Air Jordan) began partnering with streetwear companies to release limited edition sneakers. These sneakers played an integral role in helping to define collaboration culture as we know it (the Air Jordan 4 x UNDFTD was the first Air Jordan collaboration ever). Brands like Supreme, Stussy and Undefeated are often considered to be some of the most influential streetwear companies to ever exist.

●    Scarcity: Although the exact production of each shoe cannot be confirmed, the sneakers constituting Asset 10 are scarce. For example, the Air Jordan 4 x UNDFTD was limited to 72 pairs, sent only to friends and family. All Supreme products (Nike collaborations included) are built on a model of extremely limited quantities. Each sneaker’s scarcity is compounded by its deadstock condition (excluding the Air Jordan 4 x UNDFTD).
●    Condition: Other than the Air Jordan 4 x UNDFTD, the sneakers constituting Asset 10 are deadstock (never worn), with their original boxes and accessories. The Air Jordan 4 x UNDFTD is lightly worn but still in excellent condition.
Specifications

Brand	Nike							Air Jordan
Asset	Nike SB Dunk Low	Nike SB Dunk Low	Nike SB Dunk Low	Nike SB Dunk High	Nike SB Dunk High	Nike SB Dunk High	Nike Air Max 1	Air Jordan 1	Air Jordan 1	Air Jordan 4
Colorway	Supreme “Black Cement”	Supreme “White Cement”	Stussy “Cherry”	Supreme “Blue Star”	Supreme “Red Star”	Supreme “Orange Star”	Patta “Chlorop-hyll”	Union “Blue Toe”	Union “Black Toe”	UNDFTD
Size	11	13	10	10.5	10.5	10.5	9.5	9	9	12
Condition	Deadstock with box and accessories									Lightly Worn
Release Date	September 1, 2002	September 1, 2002	July 1, 2005	August 8, 2003	August 8, 2003	January 1, 2003	September 29, 2009	November 17, 2018	November 17, 2018	June 23, 2005
Designers	Peter Moore	Peter Moore	Peter Moore	Peter Moore	Peter Moore	Peter Moore	Tinker Hatfield	Peter Moore	Peter Moore	Tinker Hatfield
Affiliate Purchased From	Private Collector	StockX	Private Collector	Private Collector	Private Collector	Private Collector	StockX	StockX	StockX	Flight Club
Affiliate Purchased For	$4,800	$2,400	$2,250	$6,000	$5,000	$5,000	$1,731.95	$1,714.95	$1,804.95	$17,500
Affiliate Year Purchased	2020	2019	2020	2020	2020	2020	2020	2020	2020	2020

The Curator
Chris Gibbs was born and raised in Ottawa, Canada, but spent summers with family in New York City. His trips to the United States helped influence his interests in both skateboarding and fashion. In 1996, Gibbs began working at Union’s New York location, started in 1989 by James Jebbia, founder of Supreme, and Mary Ann Fusco. At the time, Union was focused on selling t-shirts, sneakers and sweatshirts. After some years in New York, Gibbs moved out west to work at Union’s Los Angeles location under Eddie Cruz, founder of Undefeated, also known as UNDFTD.
Working alongside Jebbia and Cruz, Gibbs’ time at Union ran parallel with the birth of streetwear (Union is considered to be the store that started streetwear in America). As Union began to evolve, Gibbs helped the store incorporate more overseas influence, stocking Japanese brands and higher fashion. By 2008, Gibbs had the opportunity to purchase Union LA, and has continued to help shape the world of streetwear since.
Under Gibbs, Union has gone on to release their own in-house label and collaborate with major brands like Jordan Brand, Nordstrom, Fear of God, Carhartt WIP and more.
The Designers
Peter C. Moore

The Nike SB Dunk Low, Nike SB Dunk High and the Air Jordan 1 were designed by Peter C. Moore. As the original designer of Nike’s early roster of shoes, including the original Nike Dunks and Nike Air Jordan 1’s in 1985, Moore created shoes that transcended their original sport and intended usage. As it turned out, the lateral support, cushioning and grip featured on dunks was just as useful in the world of skateboarding. By 2002, Moore teamed up with Sandy Bodecker to introduce Nike SB and the SB Dunk, featuring tailored tweaks to padding and traction, specifically with skateboarding in mind.
Moore’s contribution to the Nike Brand goes beyond his part in the sneakers’ design. Moore created the original Air Jordan ball-and-wings logo, and after moving to Adidas, he created Adidas’ quintessential “Three Bars” logo.
Tinker Hatfield
Tinker Hatfield is the most well-known designer for the Nike brand as a whole, having been called the “Michael Jordan of designing Jordans.” Hatfield joined the company in 1981 as a corporate architect, but quickly shifted towards athletic footwear design in 1985. Taking inspiration from the Pompidou Center in Paris, Tinker introduced the Air Max 1 in 1987, the first shoe to feature a visible air bubble. After the Air Max 1’s success, Hatfield continued to design some of Nike’s most iconic silhouettes, most notably the Air Jordan 3-15 and the Air Max 90.
The Sneakers
Nike SB Dunk Low x Supreme “Black Cement” and “White Cement”
In 2002, the Nike SB legacy began with the collaboration between Nike and the enigmatic skateboarding label, Supreme. The sneakers adopted classic Jordan 3 colorways designed by Tinker Hatfield in 1988. The Supreme Dunks are one of the first material representations of sneaker and streetwear culture colliding and symbolize the birth of a new, inclusive consumer culture.
Nike SB Dunk High x Supreme “Blue Star,” “Red Star” and “Orange Star”
In 2003, the Nike x Supreme partnership produced a high top iteration of the Dunk that boasts crocodile-inspired leather and gold accents throughout the sneaker. The subverted use of luxurious materials reveals both brands’ awareness of the intersection of luxury goods, streetwear and skateboarding.
Nike SB Dunk Low x Stussy “Cherry”
Stussy was founded in the early 1980s by Shawn Stussy, a Laguna Beach, CA-based surfer and surfboard shaper. Stussy began printing and selling t-shirts as promotional material for his surfboards, and, by the late 1980s and early 1990s, Stussy expanded its streetwear line to Europe and New York City. Jebbia managed Stussy’s New York City flagship location until founding Supreme in 1994. In 2005, Stussy partnered with Nike to produce a pink and brown leather Nike SB Dunk Low inspired by Neapolitan ice cream. The colorway even compliments the pink Nike SB box in which the shoes were packaged, and the “pink box era” of Nike SB contains some of the most sought-after SB Dunk Lows of all time.
Nike Air Max 1 x Patta “Chlorophyll”
Patta was founded by Edson Sabajo and Guillaume Schmidt as a platform to present and sell collectible objects. In 2004, the streetwear and sneaker boutique opened in the middle of Amsterdam, serving as the epicenter of Dutch sneaker and streetwear culture. In 2009, the brand partnered with Nike to present an “Anniversary Pack” of Air Maxes for the brand’s fifth year anniversary. The “Chlorophyll” colorway features a clean white and gray upper juxtaposed with green denim that mimics the original color blocking of Tinker Hatfield’s first iteration of the Air Max in 1987.
Air Jordan 1 x Union “Blue Toe” and “Black Toe”

The Air Jordan 1 x Union “Blue Toe” and “Black Toe” are collaborations between the Jordan Brand and Union. UNION was founded in New York in 1989 by James Jebbia, founder of Supreme, and his partner, Mary Ann Fusco, before being relocated to Los Angeles by Cruz. Each sneaker features two OG colorways of the Nike Air Jordan 1 seemingly stitched together at the ankle. The “Blue Toe” includes the “Kentucky” and “Bred” colorways, while the “Black Toe” includes the “Black Toe” and “Neutral Grey” colorways.
Air Jordan 4 x UNDFTD
In 2002, James Bond co-founded with Cruz the tastefully curated sneaker and streetwear boutique, Undefeated, in Los Angeles. The store is another physical representation of the intersection of consumer cultures occurring at the beginning of the 2000s. In 2005, the boutique partnered with the Jordan Brand to release an extremely limited collection of 72 pairs of Jordan 4’s through a charity auction hosted by Undefeated. The sneakers, inspired by the MA-1 military jacket, feature olive drab suede, orange accents and velcro branding details on the tongue.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. The continued demand for the Air Jordan 1 and Air Jordan 4 are indicative of why they are often considered two of the best Jordan silhouettes ever made.
The sneakers constituting Asset 10 are among most valuable streetwear sneaker collaborations.
Supply for all sneakers constituting Asset 10 is scarce, and scarcer in deadstock or lightly worn condition.
Condition Report
Other than the Air Jordan 4 x UNDFTD, the sneakers constituting Asset 10 are deadstock, meaning that they have never been worn and are in excellent condition. The Air Jordan 4 x UNDFTD is very lightly worn. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the sneakers from Flight Club and StockX, well-known sneaker retailers, and directly from a private collector. The prior ownership history of the sneakers constituting Asset 10 is unknown.
Asset 11
Summary Overview
We purchased a collection of sample and player-exclusive Nike Air Jordan sneakers (“Asset 11”) for $23,850 from our affiliate, Series Gallery Drop 037, a series of Gallery.
●    The Jordan Brand: The Jordan Brand is the result of a collaboration between legendary basketball player Michael Jordan and Nike. The label was created at the inception of Jordan’s rookie year in 1984, with the goal of creating sneakers and apparel for Jordan that could then be marketed to the public under Jordan’s name. The brand experienced immediate success and soon became a staple in popular fashion and culture. Today, 16 years after Michael Jordan retired from the NBA, more Jordan-branded shoes and apparel are being sold than the signature lines of every other current NBA player, combined.
●    Cultural Relevance: The popularity of today’s sneaker culture is in part defined by rarity and exclusivity of various sneakers. Not every Air Jordan makes it to the production line. In addition to limited edition releases slated for the public, Jordan Brand creates samples (colorway variations) or player exclusives that often go unreleased. Inevitably, these shoes can make it into the hands of collectors, making them some of the most sought-after Jordans in the last five years.

●    Scarcity: The sneakers constituting Asset 11 are extremely scarce and never saw public release. Player-exclusive pairs are reserved for student athletes or faculty, while samples are often reserved for those close to the Jordan Brand. Additionally, finding these shoes in deadstock (never worn) condition is increasingly rare.
●    Condition: The sneakers constituting Asset 11 are deadstock (never worn), with their original boxes and accessories.
Specifications

Brand	Air Jordan
Asset	Air Jordan 3	Air Jordan 4	Air Jordan 4	Air Jordan 5
Colorway	“Oregon Tinker PE”	“Georgetown PE”	“Oklahoma PE”	“Tokyo T23 Yellow Toe Sample”
Size	11.5	11	11.5	9
Condition	Deadstock, with box and accessories
Release Date	2018, Unreleased	2019, Unreleased	2019, Unreleased	2017, Unreleased
Designers	Tinker Hatfield
Affiliate Purchased From	Index PDX	Sole Supremacy	Private Collector	Index PDX
Affiliate Purchased For	$5,800	$6,208.05	$5,250	$7,500
Affiliate Year Purchased	2020

The Designer
Tinker Hatfield
Tinker Hatfield is the most well-known designer for the Nike brand as a whole, having been called the “Michael Jordan of designing Jordans.” Hatfield joined the company in 1981 as a corporate architect, but quickly shifted towards athletic footwear design in 1985. Taking inspiration from the Pompidou Center in Paris, Tinker introduced the Air Max 1 in 1987, the first shoe to feature a visible air bubble. After the Air Max 1’s success, Hatfield continued to design some of Nike’s most iconic silhouettes, most notably the Air Jordan 3-15 and the Air Max 90.
The Sneakers
Jordan 3 “Oregon PE”
The University of Oregon has famously boasted player-exclusive Air Jordan sneakers, in part due to their close relationship with Nike. Tinker Hatfield, VP of Design at Nike, studied architecture at the university and continues to pay homage to his alma mater in the form of sneaker design. The “Oregon PE” colorway takes on a version of the Jordan 3 referred to as the Jordan 3 “Tinker,” which is the classic Jordan 3 silhouette featuring a (typically absent) Nike swoosh. The Jordan 3 “Tinker” is the initial version of the Jordan 3 Hatfield presented to Michael Jordan in 1987. This Oregon-specific iteration features a lush, green suede, classic cement print details, a blacked-out Oregon “O” on the back heel and interchangeable velcro Nike swooshes.
Air Jordan 4 “Georgetown PE"

Exclusive to players, staff and coaches, the Jordan 4 “Georgetown PE” pays homage to the notoriously talented Georgetown basketball program. The cool grey, suede sneaker seems monochrome at first, but “Hoya Blue” (the nickname for Georgetown’s navy blue) details like speckling on the midsole and straps and “G” logo on the tongue make the sneaker truly stand out.
Air Jordan 4 “Oklahoma PE”
Also exclusive to players, staff and coaches, the Jordan 4 “Oklahoma PE” adopts Oklahoma Sooner colors and details to pay homage to the university’s basketball program. Like the “Georgetown PE” colorway, these sneakers boast a Sooner maroon suede upper with contrast speckling details, while the tongue features the Oklahoma “OU” logo.
Jordan 5 “Tokyo T23” Yellow Toe Sample
The Air Jordan 5 “Tokyo T23” released in 2011 to commemorate the opening of the Jordan 23 store in Tokyo. The sample version of these sneakers feature a distinct yellow toe and suede upper, classic Jordan 5 3M details, and an abstract “23” logo, inspired by the Shibuya Ward in Tokyo, embroidered on the heel. The sneakers were released exclusively in Japan yet generated global demand, making the sneakers some of the most sought-after Jordan 5s ever.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. Player-exclusive editions and samples have become particularly valuable due to their extreme scarcity. The continued demand for the Air Jordan 3, Air Jordan 4 and Air Jordan 5 are indicative of why they are often considered some of the best Jordan silhouettes ever made.
The sneakers constituting Asset 11 are among the most sought-after sample and player-exclusive pairs released.
Supply for all sneakers constituting Asset 11 is scarce, and scarcer in deadstock or lightly worn condition.
Condition Report
The Asset 11 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased these sneakers from Index PDX and Sole Supremacy, two well-known sneaker retailers, and directly from a private collector. The prior ownership history of the sneakers constituting Asset 11 is unknown.
Asset 12
Summary Overview
We purchased a collection of Nike Air Max sneakers (“Asset 12”) for $39,050 from our affiliate, Series Gallery Drop 040, a series of Gallery.
●    Nike: Nike, Inc., formerly known as Blue Ribbon Sports, was founded in 1964 by University of Oregon track and field coach, Bill Bowerman, and his student, Phil Knight. After releasing their first track shoe in 1972, Nike began to expand its offerings through the 1980s, transcending from a sportswear company, to a giant in fashion and pop culture. By associating with the world’s top athletes, Nike quickly appealed to America’s youth culture. Today, Nike stands as the world’s most popular sportswear/sneaker brand, dominating a market share of roughly 27.4% as of 2019.

●    Cultural Relevance of the Nike Air Max: In 1987, prolific Nike designer, Tinker Hatfield, designed the Nike Air Max 1 to perform on the court and look good on the street. It was the first time that Nike had ever produced a shoe with a visible air unit, a dramatic departure from their traditional design. Unlike the Air Jordan line, the Nike Air Max line was not associated with a superstar athlete, and its popularity began from an appreciation for disruptive and innovative design. The Nike Air Max line quickly became one of Nike’s best performing lines, continuing to create new models throughout the 1990s. Today, many of the Nike Air Max models are among Nike’s roster of legacy silhouettes.
●    Scarcity: The sneakers constituting Asset 12 are scarce due to the high demand for a very limited number of pairs released to the public. Additionally, finding these shoes in deadstock (never worn) condition is increasingly rare.
●    Condition: The sneakers constituting Asset 12 are deadstock (never worn), with their original boxes and accessories.
Specifications

Brand	Nike
Asset	Air Max 1 x Parra	Air Max 1 x Parra	Air Max 1 x Kidrobot	Air Max 1 x Atmos	Air Max 97 x MSCHF
Colorway	“Albert Heijn”	“Amsterdam”	“Kidrobot”	“Animal Pack”	“Jesus Shoe”
Size	10	9	12	9.5	9
Condition	Deadstock with original box and accessories
Release Date	2005 (Unreleased)	August 1, 2005	February 11, 2005	December 23, 2006	October 8, 2019
Designers	Tinker Hatfield, Piet Parra	Tinker Hatfield, Piet Parra	Tinker Hatfield, Kidrobot	Tinker Hatfield, Hirofumi Kojima	Tinker Hatfield, MSCHF
Affiliate Purchased From	The RealReal	The RealReal	Private Collector	Private Collector	Private Collector
Affiliate Purchased For	$21,775	$5,445.53	$2,991.92	$1,199	$1,800
Affiliate Year Purchased	2020

The Designers
Tinker Hatfield
Tinker Hatfield is the most well-known designer for the Nike brand as a whole, having been called the “Michael Jordan of designing Jordans.” Hatfield joined the company in 1981 as a corporate architect, but quickly shifted towards athletic footwear design in 1985. Taking inspiration from the Pompidou Center in Paris, Tinker introduced the Air Max 1 in 1987, the first shoe to feature a visible air bubble. After the Air Max 1’s success, Hatfield continued to design some of Nike’s most iconic silhouettes, most notably the Air Jordan 3-15 and the Air Max 90.
Piet Parra
Pieter Janssen, better known as Parra, is a Dutch painter, illustrator and animator. Parra has been known for his work’s range, extending from fine art to affordable t-shirts. He is best known for his post-Pop representations of mutated figures and his unique color palette, both of which have been translated into his collaborations with Nike.

Kidrobot
Founded in 2002 by entrepreneur and designer Paul Budnitz, Kidrobot is a producer and retailer of limited edition collectible toys, sneakers, apparel, and other accessories. They are best known for their Dunny figurine, a “devil bunny” vinyl toy that Paul Budnitz and Tristan Eaton began producing in 2004.
Hirofumi Kojima
Hirofumi “Koji” Kojima is the creative director and lead designer at Atmos, a prominent Tokyo sneaker and streetwear boutique, founded in 2000. After attending Bunka Fashion School, Koji began working with Atmos to design a series of sneaker collaborations. He is known for incorporating lifestyle materials (animal, camo prints, etc.) onto his collaboration shoes, and has produced some of the most iconic Nike collaborations to date, including iterations of the Air Max 1, Air Max 90 and Air Force 1.
MSCHF
MSCHF is a Brooklyn-based creative collective that was founded in 2016 by Gabriel Whaley. It has launched 26 drops to date across several categories, including physical products, art and sneakers. The New York Times has referred to Gabriel Whaley and MSCHF as “Banksy for the Internet.”
The Sneakers
Air Max 1 x Parra “Albert Heijn”
In 2005, Nike asked Dutch artist, Piet Parra, to design a shoe that represented the city of Amsterdam, Parra’s hometown. Adorned with orange and blue colors, one of the two designs paid homage to the famous Dutch grocery store, Albert Heijn. That same year, Albert Heijn changed their branding to new colors. As a result, the shoe was scrapped from production, and, instead, 24 samples were given to Parra’s friends and family. To date, it is revered as one of the rarest and most sought-after Air Maxes ever created.
Air Max 1 x Parra “Amsterdam”
While the Albert Heijn never saw a formal release, the other colorway created by Parra for Nike in 2005, which included blue, fuchia and brown, was approved by Nike. Still, the shoes saw an incredibly limited release (between 200-250 pairs), only available in Paris, London, Berlin and Amsterdam.
Air Max 1 x Kidrobot
In 2005, Nike partnered with limited edition toy and apparel designer, Kidrobot, to design an Air Max 1. As the story goes, the shoe’s design was inspired by the 1986 Maserati Quattroporte III Royale. The shoe was released exclusively through Barney’s New York, limited to just 250 pairs.
Air Max 1 x Atmos “Animal Pack”
When Atmos pitched Nike with their Air Max “Animal Pack” concept back in 2005, the Nike Japan team was concerned the shoe would not sell due to its ambitious design and materials. Atmos continued to push Nike and eventually got the idea approved; however, the shoes struggled to sell when they first released. During the past decade, the sentiment changed. Today, “Animal Pack” Air Max 1 is considered to be one of the Air Max grails amongst collectors.
Air Max 97 x MSCHF “Jesus Shoe”
In 2019, Brooklyn-based creative house, MSCHF, collaborated with INRI to produce their Nike Air Max 97. Inspired by Jesus walking on water in Matthew 14:25, the sole of each shoe was injected with 60cc of water from the River Jordan, and later blessed. Upon the release, the shoes sold out in less than a minute.

Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. None of these shoes have seen an exact retro iteration since their initial releases.
Supply for all sneakers constituting Asset 12 is scarce, and scarcer in deadstock condition.
Condition Report
The sneakers constituting Asset 12 are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the sneakers from The RealReal, a well-known fashion/sneaker retailer, and directly from private collectors. The prior ownership history of the sneakers constituting Asset 12 is unknown.
Asset 13
Summary Overview
We purchased a pair of Dior collaboration Nike Air Jordan 1 Low sneakers (“Asset 13”) for $11,000 from our affiliate, Series Gallery Drop 041, a series of Gallery.
●    The Jordan Brand: The Jordan Brand is the result of a collaboration between legendary basketball player Michael Jordan and Nike. The label was created at the inception of Jordan’s rookie year in 1984, with the goal of creating sneakers and apparel for Jordan that could then be marketed to the public under Jordan’s name. The brand experienced immediate success and soon became a staple in popular fashion and culture. Today, 16 years after Michael Jordan retired from the NBA, more Jordan-branded shoes and apparel are being sold than the signature lines of every other current NBA player, combined.
●    Dior x Nike Collaboration: In late 2019, Kim Jones, artistic director of Dior Homme, announced a forthcoming collaboration between Nike and the luxury fashion house: “I love mixing together different worlds, different ideas — and Jordan Brand and Maison Dior are both emblematic of absolute excellence in their fields,” says Jones. In celebration of the 35th anniversary of Air Jordan and the first Dior men’s collection in the United States, the drop consisted of two sneakers: the Air Jordan 1 Low and the Air Jordan 1 High OG in a Dior print colorway. The collaboration aims to highlight the timeless nature of the Dior house and the Air Jordan brand — both leaders and icons in their respective fields.
●    Cultural Relevance: The popularity of today’s sneaker culture is in part defined by rarity and exclusivity of various sneakers. The Dior x Air Jordan 1 Low release was limited to only 4,700 pairs, and securing a pair was limited to raffle winners. Upon release of the raffle, over 5 million hopeful buyers signed up for a chance to buy a pair of the iconic sneakers. Additional pairs were created for friends and family of the brands.
●    Scarcity: The sneakers constituting Asset 13 are scarce due to the high demand for a very limited number of pairs released to the public. Additionally, finding these shoes in deadstock condition is increasingly rare.
●    Condition: The sneakers constituting Asset 13 are deadstock, with their original boxes and accessories.
Specifications
Brand	Nike
Asset	Dior x Air Jordan 1 Low

Colorway	Wolf Grey/Sail-Photon Dust-White (Dior Jacquard Swoosh)
Size	44
Condition	Brand New, Deadstock
Release Date	July 2020
Designers	Peter Moore, Kim Jones, Thibo Denis, Martin Lotti
Affiliate Purchased From	Private Collector
Affiliate Purchased For	$4,969.14
Affiliate Year Purchased	2020

Dior
Dior is a French haute couture house founded in 1947 by famed designer Christian Dior. The brand has long been a paradigm of luxury, cutting edge fashion and opulence. In addition to creating their classic haute couture fashion, Dior designs and retails leather goods, accessories, footwear and jewelry of impeccable quality. The brand is a part of LVMH, the world’s largest luxury holding group, chaired by Bernard Arnault.
The Designers
Peter Moore
The Air Jordan I was designed by then creative director at Nike, Peter C. Moore. However, the process of creating the shoe was guided by Michael Jordan according to his personal preferences. The rookie communicated his desire for a sneaker that was low to the ground, such that he could feel the court under his feet, so that the risk of ankle injury was minimized. Moore also designed the Air Jordan I with color in mind, likely in response to requests from Jordan that the sneakers be “different” and “exciting.”

“The idea was to break the color barrier in footwear,” Moore remembers. “Prior to that, 99 percent of shoes were white or black, so I decided to design a shoe that would really take color well.”

Moore’s contribution to the Air Jordan Brand goes beyond his part in the sneakers design. While the “Air Jordan” name was conceived by Michael Jordan’s agent David Falk, the original Air Jordan ball-and-wings logo was also created by designer Peter Moore. The designer has a knack for creating iconic designs as, later, after moving to adidas, he created adidas’ quintessential “Three Bars” logo.

Kim Jones
Kim Jones (British, b. 1973) is one of men’s fashion’s most influential names and current creative director of Dior Homme. After graduating from Central Saint Martins, London’s premier fashion institute, Jones collaborated with brands such as Alfred Dunhill, Mulberry, Topman and Hugo Boss. In 2011, he was named Creative Director for Louis Vuitton, where his collections were the subject of much critical acclaim. After his stint at Louis Vuitton, Jones moved to the position of creative director for Dior Homme, where he has taken the decades old house of design into the 21st century with exclusive collaborations and imaginative designs. He was named the Menswear Designer of the Year in the 2019 British Fashion Awards due to his highly successful collections for Dior.
Thibo Denis

Thibo Denis is the senior shoe designer for Dior Homme. After working for Kris Van Assche as the Senior Menswear Designer, Denis was appointed to his position at Dior in 2015. Denis works closely with Jones to create beautiful shoes for Dior’s menswear shows and collections.
Martin Lotti
Martin Lotti is a Nike designer and executive who currently holds the position of Jordan Brand VP of Design. Lotti has worked for Nike in various capacities for over 20 years, working on some of the brands most ambitious collaborations and drops. In the past, he has focused on creating uniforms and cleats for illustrious teams like the 2015 FIFA World Cup U.S. Women’s teams and the 2016 Summer Olympics athletes. He is currently responsible for creative direction for all 11 of Nike’s categories, from basketball and Air Jordan products to soccer and football.
The Dior x Air Jordan 1 Low Sneakers
The Dior x Air Jordan 1 Low is one of the two pairs of sneakers released in the 2020 Dior x Air Jordan collaboration. The shoe features the classic Air Jordan 1 silhouette reimagined in shades of white, cream and grey, with a Dior logo jacquard Swoosh. In the words of Kim Jones, “This new capsule transcends sportswear in an unexpected way through the art of tailoring, the highest savoir-faire and perfectly reflecting the Dior codes.” The designers say that inspiration laid in Michael Jordan and his style, on and off the courts. The shoes were built by hand in Italy and fuse the craftsmanship of the Dior factory with the Air Jordan’s “technical prowess.” Lotti remarked that the drop was the “perfect collision of authenticity and luxury.”
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. The continued demand for the Air Jordan 1 is indicative of why they are often considered one of the best Jordan silhouettes ever made. Due to the exclusivity and time intensive production of luxury goods, it is unlikely that the Dior x Air Jordan 1 Low will be produced en masse in the foreseeable future.
Supply for the sneakers constituting Asset 13 is scarce, and scarcer in deadstock condition.
Condition Report
The Asset 13 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the sneakers directly from a private collector, the original owner. The retail price from Dior was $2,000 before taxes. The prior ownership history of the sneakers constituting Asset 13 is unknown.
Asset 14
Summary Overview
We purchased a collection of Nike Air Jordan sneakers known as the “Kobe 3 / 8 PE Pack” (“Asset 14”) for $16,800 from our affiliate, Series Gallery Drop 042, a series of Gallery.
●    The Jordan Brand: The Jordan Brand is the result of a collaboration between legendary basketball player Michael Jordan and Nike. The label was created at the inception of Jordan’s rookie year in 1984, with the goal of creating sneakers and apparel for Jordan that could then be marketed to the public under Jordan’s name. The brand experienced immediate success and soon became a staple in popular fashion and culture. Today, 16 years after Michael Jordan retired from the NBA, more Jordan-branded shoes and apparel are being sold than the signature lines of every other current NBA player, combined.

●    Cultural Relevance of Kobe Bryant: After being drafted 13th overall by the Los Angeles Lakers in 1996, Kobe Bryant quickly became a huge success in the NBA. He is often considered to be the greatest player of his time. Kobe remained loyal to the Los Angeles Lakers, dedicating 20 seasons to the team. Between 1996 and 2016, his accomplishments include league MVP, five-time NBA champion, two-time Finals MVP, 11-time All-NBA First Team, two-time NBA scoring champion, NBA Slam Dunk Contest champion, 18-time NBA All-Star, and two-time Olympic gold medalist.

●    Scarcity: The sneakers constituting Asset 14 are extremely scarce. Designed to commemorate Kobe’s 20 year career in 2016, the player exclusive pack, which includes two sneakers, never saw a public release. Finding these shoes in brand new, deadstock condition is increasingly rare.

●    Condition: The sneakers constituting Asset 14 are deadstock (never worn), with their original boxes and accessories.
Specifications

Brand	Nike
Asset	Air Jordan 3	Air Jordan 8
Colorway	“Kobe 3 / 8 PE Pack”
Size	7.5
Condition	Deadstock
Release Date	2016
Designers	Tinker Hatfield
Affiliate Purchased From	Private Collector
Affiliate Purchased For	$20,000
Affiliate Year Purchased	2020

The Designer
Tinker Hatfield is the most well-known designer for the Nike brand as a whole, having been called the “Michael Jordan of designing Jordans.” He is arguably the most accomplished sneaker designer to ever live, earning him the GOAT (Greatest of All Time) moniker. Hatfield joined the company in 1981 as a corporate architect, but quickly shifted towards athletic footwear design in 1985. Taking inspiration from the Pompidou Center in Paris, Tinker introduced the Air Max 1 in 1987, the first shoe to feature a visible air bubble. After the Air Max 1’s success, Hatfield continued to design some of Nike’s most iconic silhouettes, most notably the Air Jordan 3-15 and the Air Max 90.
The Player

Kobe Bryant (American, b. 1978), is often considered one of the greatest basketball players to ever play the game, and particularly one of the greatest of his era. Kobe Bryant’s NBA career started at just 18 years old, when he was drafted 13th overall by the Los Angeles Lakers in 1996. Just one year later, Kobe was an All-Star, an accomplishment he would attain 18 times during his 20-year career. Kobe’s career spanned a long-enough period that he played against two of the league’s greatest players, Michael Jordan and Lebron James. No matter his opponent, what made Kobe great was his work ethic, something that became known as the “Mamba Mentality.”

This mentality carried Kobe throughout his career, helping him become league MVP, five-time NBA champion, two-time Finals MVP, 11-time All-NBA First Team, two-time NBA scoring champion, NBA Slam Dunk Contest champion, 18-time NBA All-Star and a two-time Olympic gold medalist.

Kobe’s notoriety as a player also went on to earn him his own sneaker contract with Nike. Despite retiring in 2016, Kobe’s signature shoes continue to be one of Nike’s best-selling and most valuable sneaker lines.

In late January 2020, Kobe Bryant died in a helicopter crash. He was posthumously elected to be inducted into the Basketball Hall of Fame in spring of 2021.

The Sneakers
During the 2002 to 2003 season, Kobe Bryant was a sneaker free agent. He had just left Adidas, and would soon join their main competitor in the footwear space, Nike. During his sneaker free agency, Jordan Brand gifted Kobe with a series of customized sneakers, including player-exclusive Lakers colorways of the Air Jordan 3 and the Air Jordan 8.

In 2016, Kobe Bryant announced his retirement after playing in the NBA for 20 years. As a way to commemorate his historic career, and the brief but shared moment, Jordan Brand paid tribute to Bryant by creating a Kobe PE Pack which included the Air Jordan 3 and Air Jordan 8. The pack never saw a public release and was reserved for friends and family.

Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. As a special release, neither of the shoes comprising Asset 14 have seen an exact retro iteration since their initial releases.
Supply for all sneakers constituting Asset 14 is scarce, and scarcer in deadstock condition.
Condition Report
The Asset 14 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the sneakers directly from a private collector. The prior ownership history of the sneakers constituting Asset 14 is unknown.
Asset 15
Summary Overview
We purchased a pair of Futura collaboration Nike SB Dunk High “FLOM” sneakers (“Asset 15”) for $60,300 from our affiliate, Series Gallery Drop 043, a series of Gallery.
●    Scarcity: The “FLOM” dunk was produced in an extremely limited quantity of only 24 pairs. Of the 24, only three pairs were made publicly available, via raffle in Hong Kong, and the remaining pairs were reserved for friends and family of Futura.
●    Cultural Relevance: The “FLOM” SB Dunk High is the result of a collaboration between Nike and iconic street artist, Futura. It marked one of the first collaborations between Nike SB and an artist, kickstarting a new generation of cultural collaborations.

●    Scarcity: The sneakers constituting Asset 15 are extremely scarce, with only 24 pairs in existence. Additionally, finding these shoes in deadstock (never worn) condition is rarer.
●    Condition: The sneakers constituting Asset 15 are deadstock (never worn), with a replacement box.
Specifications
Title	The SB Dunk High x Futura “FLOM”
Brand	Nike
Size	8
Condition	Deadstock (replacement box)
Scarcity	1/24 pairs made
Release Date	2004
Affiliate Purchased From	Sotheby’s
Affiliate Purchased For	$63,000
Affiliate Year Purchased	2020

The Designer
Brooklyn-local Leonard Hilton McGurr, known as Futura, is one of the founding fathers of the graffiti movement in New York. Futura started his career in the 1970s tagging subway walls as Futura 2000, a nod to his favorite movie, 2001: A Space Odyssey (Stanley Kubrick). Futura belongs to a notable group of artists that came out of New York City during this period, including Jean-Michel Basquiat, Keith Haring and Dondi White, all of whom exhibited at The Fun Gallery in the 1980s. Futura is an admired illustrator, photographer and fashion designer whose art touches many different spheres of public life.
Perhaps Futura’s most important contribution to graffiti art was the way he abstracted the artform, often blending his work’s text and imagery. His influence was felt far outside street art as Futura would go on to collaborate with punk band, The Clash, creating live works during their concerts and also designing their album art. Futura’s work can be found in the collections of the Musée de Vire, the Museum of the City of New York and the Museo de Arte Moderna di Bologna.
The Shoe
Designed for the opening of Futura’s Fukuoka store in 2004, these shoes were created with only three weeks of lead time. The resulting shoe is known as the “FLOM” Dunk, which incorporates different denominations of money across global cultures. According to sneaker lore, the concept behind the dunk investigates the dichotomy between passion and profiteering in sneaker culture.
Of the mere 24 pairs produced, three pairs were raffled off to enthusiasts in Hong Kong, while the remaining 21 pairs were reserved for friends and family of Futura.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. This pair of sneakers has not seen a retro iteration since its initial, limited release.
The Asset 15 sneakers are scarce due to their limited release, and scarcer in deadstock condition.
Condition Report

The Asset 15 sneakers are deadstock, meaning that they have never been worn and are in excellent condition, and come with a replacement box.
Ownership History
Our affiliate purchased the Asset 15 sneakers from Sotheby’s on September 30, 2020. The prior ownership history of the sneakers constituting Asset 15 is unknown.
Asset 16
Summary Overview
We purchased a collection of Nike Air Yeezy 1 sneakers (“Asset 16”) for $13,500 from our affiliate, Series Gallery Drop 114, a series of Gallery.
●    The Sneakers: The Asset 16 collection features the three original Nike Air Yeezy 1 sneakers released in 2009. The shoes were brought to life by Kanye West and legendary Nike designer, Mark Smith. The colorways in the collection include “Zen Grey,” “Blink” and “Net Tan”. Each pair is in brand new, deadstock condition, complete with the original box and accessories.
●    Scarcity: While exact production numbers are unknown, each Nike Air Yeezy 1 was a limited-edition release. In the years since 2009, many pairs have been worn or stored improperly, increasing the scarcity of brand new, deadstock pairs.
●    Cultural Significance: The Nike Air Yeezy 1 marked the first time a non-athlete was given a signature sneaker with Nike, a seismic shift in the sneaker landscape. It was a full-circle moment for West, who had been sketching sneakers on a notepad since the fourth grade. Just like his beats, Kanye remixed elements from the past to create something uniquely new and exciting.
Specifications
Brand	Nike
Asset	Air Yeezy 1
Colorway	“Zen Grey”	“Blink”	“Net Tan”
Size	9.5	12	12
Condition	Deadstock
Release Date	2009
Designers	Kanye West & Mark Smith
Affiliate Purchased From	StockX	StockX	Private Collector
Affiliate Purchased For	$4,233	$4,524	$4,050
Affiliate Year Purchased	2021

The Sneakers

In 2009, Kanye West shocked the world when he debuted his Nike Air Yeezy 1, the first shoe released under his contract with Nike. It was through his work with Nike that West quickly became one of the most well-known names in sneakers alongside greats like Michael Jordan. Each pair of the Asset 16 sneakers is in brand new, deadstock condition, and comes with the original box and accessories. Finding a completed collection of all three shoes adds to the collection’s scarcity.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. As limited edition releases, none of the shoes comprising Asset 16 have seen retro iterations since their initial releases.
Supply for all sneakers constituting Asset 16 is scarce, and scarcer in deadstock condition.
Condition Report
The Asset 16 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the Asset 16 sneakers from StockX and directly from a private collector. The prior ownership history of the sneakers constituting Asset 16 is unknown.
Asset 17

Summary Overview

We purchased the full Nike x Off White: “The Ten” collection, which consists of ten pairs of sneakers (“Asset 17”), for $16,800 from our affiliate, Series Collection Drop 002, a series of Collection.

●
Redesigned by Virgil Abloh: The Asset 17 sneakers are the result of a collaboration between American fashion designer Virgil Abloh and Nike. Virgil is best known as the creator of fashion label “Off-White” and the artistic director of menswear at Louis Vuitton. As part of the collaboration, Virgil selected ten of Nike’s most iconic and bestselling sneakers and changed design elements by three percent or less to preserve the purity of the original silhouette.

●
Reception: The sneakers were extremely well-received and sold old immediately on all platforms. Prior to their public release to US and European markets, Virgil distributed customized pairs to celebrity athletes, musicians and designers. These exclusive releases created enormous demand for the collection, which was formally released to European consumers on November 9th via online raffle and to North American consumers on November 20th via Nike’s SNKRS app.

●
Creation Process: “The Ten” Nike shoes were deconstructed and redesigned by Virgil throughout early 2017, however the collaboration between the two brands was not officially confirmed until late August. The design process involved Virgil taking each individual shoe and breaking it down with an X-ACTO knife to remove and alter key elements. Virgil maintained the foundational silhouette of each shoe but added small fabrics and panels and relocated parts, paying particular attention to the stitching and tongues of the shoes.

●
Themes represented in “The Ten”: The 10 shoes are divided into two themes. The first, “REVEALING,” is designed to look accessible: hand-cut, open-source and reconstructed. “REVEALING” uncovers the emotional details of each icon, offering a deconstructed, assembly-line feel that examines their past, present, and future. It includes the Air Jordan I, Nike Air Max 90, Nike Air Presto, Nike Air VaporMax and Nike Blazer Mid. The second, “GHOSTING,” was designed with translucent uppers to further the idea of revealing and unite the second set of silhouettes through common material. “GHOSTING” uses a transparent outer layer to create a seamless effect, blurring the lines that make us think we know a shoe, stripping away elements to find a baseline. It includes the Converse Chuck Taylor, Nike Zoom Fly SP, Nike Air Force 1 Low, Nike React Hyperdunk 2017 and Nike Air Max 97.

●	Scarcity: Unlike other Nike models, the sneakers constituting Asset 17 are designs that haven’t been restocked since the collaboration came to an end in late 2018.

●	Condition: All the sneakers constituting Asset 17 are deadstock (never worn), and come with their original boxes and accessories.

Specifications

●	Brand: Nike

●	Condition: Deadstock with Original Box

●	Designer: Virgil Abloh

●	Affiliate Purchase Year: 2019

Asset	Size	Colorway	Release Date	Affiliate Purchased From	Affiliate Purchased For
Air Max 90	11	Sail/White -Muslin	November 9, 2017	Stadium Goods	$1,549
Air Max 97 OG	10	White/Cone-Ice Blue	November 9, 2017	Private Collector	$1,300
Hyperdunk 2017	10	White/White-White	November 9, 2017	Flight Club	$1,100
Air Vapormax FK	10	Black/White-Clear	November 9, 2017	Stadium Goods	$2,500
Air Presto	11	Black/Black -Muslin	November 9, 2017	Stadium Goods	$2,300
Zoom Fly	10.5	White/White-Muslin	November 9, 2017	Stadium Goods	$1,100
Air Force 1 Low	10.5	White/White-Sail	November 9, 2017	Stadium Goods	$1,499
Blazer Mid	10	White/Black-Muslin	November 9, 2017	Private Collector	$1,900
Air Jordan 1	11	White/Black - Red “Chicago”	November 9, 2017	Stadium Goods	$3,900
Chuck 70 Hi	10	Clear/White/White	May 8, 2018	Stadium Goods	$1,250

The Sneakers

Air Max 90

The Air Max 90 was remodeled by using different fabrics on the lower, middle and upper sections of the shoe. Initially released in the sail/white-muslin colorway, the sneaker was later released in “Black” and “Desert Ore” colorways.

Air Max 97 OG

This Air Max 97 OG was reinvented by Virgil twenty years after the release of the original silhouette in 1997. The shoe features a white/cone-ice blue colorway with a remodeled tongue and a Nike tag with ‘AIR’ in bold black writing along the midsole. It was later released in “Menta,” black, and Serena Williams’ “Queen” colorways.

Hyperdunk 2017

The React Hyperdunk is a Nike basketball shoe. It was reconstructed with a translucent strap over the shoe and disfigured tongue. The shoe featured ’FOAM’ in bold black writing along the midsole of the shoe. The shoes were debuted in public during the season opening NBA game by Golden State Warrior Draymond Green in October 2017.

Air Vapormax FK
A recent addition to the Nike brand, the Air VaporMax was redesigned in a black colorway with a beige colored upper sole and ‘AIR’ along the air bubbles on the outside of the shoe. The shoe included a distressed tongue similar to other sneakers in “The Ten.” It was later released in all-black and all-white colorways.

Air Presto

The Air Presto was completely remodeled and had many of its key elements placed in different locations on the shoe. It also included the addition of a back strap for support and an additional tongue on top of the original. The shoe was later released in all-white and all-black colorways.

Zoom Fly

The Zoom Fly was deconstructed but maintained the majority of its key elements and structure. It was designed in a white/white-muslin colorway but included a translucent midsection and an orange undertone as well as the words ‘FOAM’ in bold black writing along the midsole. This shoe was later released in black and “Tulip” pink colorways.

Air Force 1 Low

Virgil’s take on the Air Force 1 kept its original form and features, with the deconstruction occurring on the tongue and laces. Abloh removed the signature Nike tick logo that is placed on the inner and outer section of the shoe and added thick, noticeable stitching. It was originally released in this White/White-Sail colorway but was later re-released in all volt, all black and MOMA colorways.

Blazer Mid

The Blazer Mid was remodeled by moving the swoosh logo lower, deconstructing the tongue and adding and adding an orange tag that appears throughout “The Ten.” It was later released in Serena Williams’ custom “Queen” colorway as well as “All Hallows Eve” and “Grim Reaper” colorways which were known as the Halloween pack.

Air Jordan 1

Abloh’s Air Jordan 1 design is largely considered the flagship of the pack. Not only does the Air Jordan 1 carry the highest price tag of the “The Ten” on the resale market, it also won the “Shoe of the Year” award in 2017. The shoe features “AIR” typography on the midsole, as well as an orange hit on the heel, which seems to imitate a price sticker. The lateral Swoosh also appears to be pinned to the upper instead of fully stitched. Abloh penned individual slogans like “AIR FLACKO” for A$AP Rocky and “AIR CANADA” for Drake on the midsole of pairs gifted to celebrity friends. For two years in a row, Abloh wore his Air Jordan 1 designs to the Met Gala in New York City, rocking this “Chicago” colorway in 2017 before wearing the “UNC” colorway in 2018. Virgil’s take on the Air Jordan 1 has been re-released in an all-white colorway as well as the “UNC” colorway.

Chuck 70 Hi

Nike’s ownership of Converse allowed Abloh to redesign the iconic Chuck Taylor All Star. He added a clear midsection and ‘LEFT’ and ‘RIGHT’ in bold black letters placed at the top of the respective sides of the shoes. The shoe featured ‘VULCANIZED’ in bold black writing along the midsole of the shoe. This release was delayed to May 8th, 2018 and was the last of “The Ten” to release. It was later released in a white colorway with a striped midsole.

The Designer

American designer, DJ and entrepreneur Virgil Abloh came to prominence as Kanye West’s creative director but has since made waves in the fashion world with his luxury streetwear label, Off-White, and appointment as artistic director of menswear at Louis Vuitton in March 2018.
An influential designer, Virgil began his career at an architecture firm after earning a bachelor’s degree in civil engineering and a Master’s in Architecture. The designer’s foray into fashion began with an internship at Fendi in 2009, where he would initiate a collaborative relationship with fellow intern Kanye West. Shortly after founding RSVP Gallery, an art gallery and menswear boutique in Chicago, Virgil joined Kanye West’s creative agency Donda as creative director, overseeing projects like stage shows and concert merchandise. West also asked the designer to serve as the artistic director for the 2011 Jay-Z/Kanye West album Watch the Throne. In 2012, Abloh launched his first fashion project, Pyrex Vision, which provided an early look at Virgil’s knack for reinventing. Virgil screen-printed the word Pyrex and the number 23 (an homage to his childhood hero, Michael Jordan) onto deadstock Ralph Lauren flannel shirts, selling customized pieces he had originally purchased for $40 at prices upwards of $550.

In 2013, Abloh closed Pyrex and founded Off-White, a multi-platform creative endeavor based in Milan. At Off-White, he began combining ideas of streetwear, luxury, art, music, and travel, defining the brand simply as, “the gray area between black and white as the color Off-White.” From the get-go, hovering quotation marks become Abloh’s signature. The Milan-based brand was picked up by Barneys and Colette, and was worn by the likes of Jay-Z, ASAP Rocky, Rihanna and Beyoncé. In 2015, Off-White was an LVMH Prize finalist. Two years later, Off-White attracted the attention of Nike and Virgil was commissioned to re-create 10 of Nike’s iconic silhouettes in a work-in-progress style, each adorned with a safety tag around the laces. The limited release left the sneaker market hungry for more, and Abloh hosted panels and workshops with Nike and additional releases throughout the year.

In 2018, Virgil was named the artistic director of Louis Vuitton’s menswear collections, becoming the first American of African descent to be named artistic director at a French luxury fashion house. He also started performing as a DJ more frequently, making appearances at major festivals such as Lollapalooza.
Virgil passed away on November 28, 2021.
Market Assessment

Market demand for collectible sneakers is highly contingent on retailers’ decisions to restock sneakers or release similar editions. Since the original 10, Off-White has collaborated with Nike on an additional 29 sneakers. These additional drops, which continue to generate high demand, are not likely to impede on price appreciation for the original 10 sneakers. All pairs of “The Ten” have seen price appreciation since their release, even in the face of ongoing collaboration between Off-White and Nike. Rather than detract from the value of the original 10, believe the ongoing releases help keep off-white relevant as each new pair can trace its inspiration to the original 10.

Condition Report

The Asset 17 sneakers are deadstock, meaning that they have never been worn and are in excellent condition with their original boxes and accessories. Our affiliate purchased these sneakers from Stadium Goods and Flight Club, two well-known sneaker retailers, that believe the sneakers to be authentic. Our affiliate also purchased two pairs from private collectors, which were inspected and authenticated by Round Two and Always Legit. Our affiliate received third-party opinions to validate authenticity of the Asset 17 sneakers.

Ownership History

Our affiliate purchased the Asset 17 sneakers from Stadium Goods and Flight Club, well-known sneaker retailers, and directly from private collectors. The prior ownership history of the sneakers constituting Asset 17 is unknown.

Asset 18
Summary Overview
We purchased a pair of 1985 Nike Air Jordan 1 “Red Metallic” sneakers (“Asset 18”) for $15,800 from our affiliate, Series Collection Drop 006, a series of Collection.
●    The Shoes: The “Red Metallic” colorway was one of the seven metallic colorways for the Nike Air Jordan 1 released in 1985. Despite being released more than 35 years ago, the Asset 18 sneakers are in brand new, deadstock condition.
●    Scarcity: While exact production numbers are unknown, finding deadstock pairs of any 1985 Air Jordan 1 is extremely rare due to pairs being worn or improperly stored over the last 35+ years.
●    Cultural Significance: Michael Jordan and the Air Jordan brand are the foundation of modern sneaker culture. “Jordans” are as much a shoe as they are a social currency, embodying the cultural definition of “cool.” The Air Jordan 1 is a particularly special shoe considering it was the first signature shoe that resulted from the historic, multi-billion-dollar partnership between Nike and Jordan. The Air Jordan 1 is still considered by many collectors to be the best sneaker silhouette of all time.
Specifications
Brand	Nike
Asset	Air Jordan 1 “Red Metallic” sneakers
Colorway	“Red Metallic”
Size	9
Condition	Deadstock
Release Date	1985
Affiliate Purchased From	Private Collector
Affiliate Purchased For	$15,000
Affiliate Year Purchased	2021

The Sneakers
The Nike Air Jordan 1 is the sneaker that started it all. Originally released in 1985 as Michael Jordan’s first signature sneaker, the Air Jordan 1 helped pave the way for the most popular sneaker franchise of all time. The “Red Metallic” pair is one of the most elusive colorways released, and the Asset 18 sneakers are in brand new, deadstock condition.

Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. As a limited edition release, the shoes comprising the Asset 18 have not seen retro iterations since their initial release.
Supply for the sneakers constituting Asset 18 is scarce, and scarcer in deadstock condition.
Condition Report
The Asset 18 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the Asset 18 sneakers from a private collector. The prior ownership history of the sneakers constituting Asset 18 is unknown.
Asset 19
Summary Overview
We purchase a pair of Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers (“Asset”) for $10,500 from our affiliate, Series Collection Drop 009, a series of Collection.
●    The Shoes: In 2010, to celebrate the World Basketball Festival, Jay-Z partnered with Nike to release five sneakers that represented each country participating in the festival: the United States, France, China, Brazil and Puerto Rico. Labeled as “All Black Everything,” each pair is unique in its design (materials and country-related motifs), with two pairs made per participating country. The Asset 19 sneakers are one of only two “France” pairs made (and one of 10 in terms of the entire collection), size US 12 and in brand new, deadstock condition.
●    Cultural Significance: Nike’s Air Force 1 sneaker stands as one of the pillars of modern sneaker culture. Designed in 1982 by Bruce Kilgore, the basketball-focused shoe was quickly adopted by the New York hip-hop scene in the 1990s and 2000s. With cosigns and collaborations from legends like Jay-Z, Fat Joe and DJ Clark Kent, the Air Force 1 became a critically important piece of cultural history. 39 years later, the Air Force 1 is still a mainstay in Nike’s sneaker offerings.
Specifications
Brand	Nike
Asset	Jay-Z collaboration Air Force 1 “All Black Everything” for HOV Charity sneakers
Colorway	“France”
Size	US 12
Condition	Deadstock
Release Date	2010
Affiliate Purchased From	Private Collector
Affiliate Purchased For	$10,000
Affiliate Year Purchased	2021

The Sneakers
The 2000s were the golden era for sneakers, particularly the Nike Air Force 1. In 2010, Nike produced just 10 pairs of sneakers in collaboration with Jay-Z’s HOV Charity to celebrate the 2010 World Basketball Festival.
Market Assessment
Market demand for collectible sneakers is typically contingent on retailers’ decisions to restock sneakers or release similar editions. As an extremely limited edition release, the shoes comprising the Asset 19 have not seen retro iterations since their initial release.
Supply for the sneakers constituting Asset 19 is extremely scarce, and scarcer in deadstock condition.
Condition Report
The Asset 19 sneakers are deadstock, meaning that they have never been worn and are in excellent condition. Authenticity is verified by looking at the model number.
Ownership History
Our affiliate purchased the Asset 19 sneakers from a private collector. The prior ownership history of the sneakers constituting Asset 19 is unknown.
Market Opportunity

We believe the overall macroeconomic environment remains favorable for high performing alternative asset classes, including collectibles. Interest rates are expected to remain moderate across most developed economies, and returns in traditional asset classes such as stocks and investment-grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.

According to a 2019 research report by Cowen Equity Research, as of 2019, the U.S. sneaker market was valued at $21.2 billion, and the overall global sneaker market was nearing $100 billion. Cowen & Co estimated sneaker resale to be a $2 billion market in North America and projected it to triple, reaching more than $6 billion by 2025. A 2022 report reaffirmed 2019 findings and further stated that the global sneaker resale market could reach $30 billion globally by 2030.

A few causes can be attributed to the global popularization of the sneaker resale market. Most notably, brands generate artificial scarcity by keeping supply far below demand through limited edition drops. This hype has been boosted by celebrity-driven endorsement culture and more collaborations with celebrities, artists, high fashion designers and tastemakers to produce limited edition sneakers to the public. A select few examples of collaborations between shoe companies and tastemakers include Jordan 4 Retro KAWS Black, “The Ten” by Virgil Abloh’s Off-White, Travis Scott x Air Jordan 4 Cactus Jack, adidas x Pharrell Williams blue Human Body NMD and countless others. While some of these shoes may retail in the $100-$200 range, they just as easily appear on the secondary market at a 100x multiple. As an example, the Nike Dunk SB Low Staple “NYC Pigeon” originally retailed in Nike stores for $200 and was last sold on StockX for $13,500 on July 9, 2019. This growth in the sneaker market may also be attributed to the rise of streetwear as well as the rise of the “Hypebeast” community in mainstream culture. Strengthened by increased artistic collaborations as well as promotions by influencers and celebrities, the rise of streetwear is further propelled by social media and pop culture. This greater exposure to streetwear and the Hypebeast community through these digital channels has led to increased adoption into the mainstream, especially by an increasingly digitally native consumer. With the rise of streetwear and Hypebeast culture, the “sneakerhead” community has grown immensely, growing the #sneakerhead hashtag to millions of posts on Instagram.

Public Platform & Our Manager

The Public Platform aims to provide:

●
investors with access to alternative assets for investment, portfolio diversification and secondary market liquidity for their interests (although there can be no guarantee that a secondary market will continue to develop or be sustained);

●
asset sellers with greater market transparency and insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity interests in offerings conducted through the Public Platform; and

●	all Public Platform users with a premium, highly curated, engaging experience.

The objective is for the Public Platform to become the leading marketplace for investing in alternative assets, to provide investors with financial returns commensurate with returns in the alternative asset industry and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for investors.

To provide investors with access to secondary market liquidity for their interests, Public launched an interface on the Public Platform that enables investors to buy and sell their holdings via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“North Capital”). Our company engaged North Capital to receive orders to buy and sell from interest holders on the PPEX ATS and engaged Dalmore Group, LLC (“Dalmore”) to execute trades through the PPEX ATS. There can be no guarantee that a secondary market will continue to develop or be sustained.
Pursuant to the company’s operating agreement, secondary transfers are subject to certain restrictions and the discretion of our manager to waive those restrictions. As a result, investors may not be able to resell or otherwise alienate their interests in certain circumstances.
Our manager anticipates that its core competency will be the identification, acquisition, marketing and management of investment-grade alternative assets for the benefit of the investors.

The operating agreement designates our manager as the managing member of our company. Our manager will generally not be entitled to vote on matters submitted to the holders of our interests. Our manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as manager.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our company or any of the interest holders.

In the event our manager resigns as managing member of our company, the holders of a majority of all interests of our company may elect a successor managing member. Holders of interests have the right to remove our manager as manager of our company, by a vote of two-thirds of the holders of all interests (excluding our manager), in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company. If so convicted, our manager shall call a meeting of all of the holders of interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove our manager as manager of our company. If our manager fails to call such a meeting, any interest holder will have the authority to call such a meeting. In the event of its removal, our manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve our company, the liquidation provisions of the operating agreement shall apply. In the event our manager is removed as manager of our company, it shall immediately cease to be manager of the company.

See “Item 3. Directors, Executive Officers and Significant Employees” for additional information regarding our manager.

Investment Committee

Our manager assembled the Investment Committee, comprised of employees of Public People LLC (“Public People”), a wholly owned subsidiary of Public acting on behalf of Public, to assist our manager in evaluating the underlying assets prior to the purchase (including reviewing due diligence materials) and managing the underlying assets and to advise our manager on certain other matters associated with our business. The members of the Investment Committee are not and will not be managers or officers of our company and will not have any fiduciary or other duties to the interest holders of the company.

Description of Asset Management & Administrative Services Agreement; Expenses

Our manager, on behalf of the company, appointed Otis to serve as asset manager to manage the underlying assets and provide certain administrative services to the company pursuant to the asset management agreement. Except as set forth below and any guidance as may be established from time to time by our manager or the Investment Committee, our asset manager has sole authority and complete discretion over the care, custody, maintenance and management of the underlying assets and to take any action that it deems necessary or desirable in connection therewith. Our asset manager is authorized to, among other things, take such actions necessary for:

●
the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including entering into on behalf of our company indebtedness that is convertible into interests, and the incurring of any other obligations;

●
the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company (including, but not limited to, the filing of periodic reports on Forms 1-K, 1-SA and 1-U with the Commission), and the making of any tax elections;

●
the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of our company (including, for the avoidance of doubt, the underlying assets) or the merger or other combination of our company with or into, or acquisition by, another person;

●
the use of the assets of our company (including cash on hand) for any purpose consistent with the terms of the operating agreement, including the financing of the conduct of the operations of our company and the repayment of obligations of our company;

●
the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of our company under contractual arrangements to all or particular assets of our company);

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the selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such persons;

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the solicitation of proxies from holders of interests issued on or after the date of the operating agreement that entitles the holders thereof to vote on any matter submitted for consent or approval under the operating agreement;

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the maintenance of insurance for the benefit of our company and certain indemnified persons and the reinvestment of any proceeds received by our company from an insurance claim in replacement assets which are substantially similar to that which comprised the underlying assets prior to the event giving rise to such insurance payment;

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the creation and implementation of asset maintenance and care policies for the underlying assets and compliance with such maintenance policies, including, if applicable, the engagement of third-party independent contractors for the care, custody, maintenance and management of the underlying assets;

●
the formation of, or acquisition or disposition of an interest in, and the contribution of property and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity or arrangement;

●
the placement of any Free Cash Flow funds in deposit accounts in the name of our company or of a custodian for the account of our company, or to invest those Free Cash Flow funds in any other investments for the account of our company, in each case pending the application of those Free Cash Flow funds in meeting liabilities of our company or making distributions or other payments to the holders of interests (as the case may be);

●
the control of any matters affecting the rights and obligations of our company, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

●	the indemnification of any person against liabilities and contingencies to the maximum extent permitted by law;

●
the entering into of listing agreements with any national securities exchange, an ATS or over-the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

●
the registration of any offer, issuance, sale or resale of Interests or other securities issued or to be issued by our company under the Securities Act and any other applicable securities laws (including any resale of interests or other securities);

●	the selection of an auditor for our company; and

●
the selection of any transfer agent or depositor for any securities of our company, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions.

Additionally, our manager:

●	has full responsibility for the custody and maintenance of the title of the underlying assets;

●	manages and performs the various administrative functions necessary for our day-to-day operations;

●	provides financial and operational planning services;

●	maintains all appropriate books and records for our company;

●
oversees tax, compliance and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters, including paying routine taxes;

●	supervises the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provides all necessary cash management services;

●	manages and coordinates with the transfer agent, as needed; and

●	generally, performs any other act necessary to carry out its obligations under the asset management agreement.

The asset management agreement will terminate on the earlier of: (i) one year after the date on which the underlying assets have liquidated and the obligations connected to the underlying assets (including contingent obligations) have been terminated, (ii) the removal of our manager as managing member, (iii) upon notice by one party to the other party of a party’s material breach of the asset management agreement or (iv) such other date as agreed between the parties to the asset management agreement.

The company indemnifies our asset manager and its affiliates, and any of their respective directors, members, stockholders, partners, officers, employees or controlling persons, against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which such person may become subject in connection with any matter arising out of or in connection with the asset management agreement, except to the extent that any such losses result solely from the acts or omissions of such person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such person’s fraud, willful misconduct or gross negligence.

Pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager, which, as of the date of this report, is our manager, Otis; provided, however, that the asset manager is not responsible for (i) any amounts in respect of the indemnification set forth in the asset management agreement, (ii) any indemnification payments to be made pursuant to the operating agreement or (iii) taxes (including, without limitation, sales tax and capital gains tax), if any, imposed on our company with respect to the disposition of the underlying assets (“non-routine taxes”).

The below list summarizes the anticipated expenses borne and to be borne by the asset manager:

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any and all fees, costs and expenses incurred in connection with the holding and management of the underlying assets, including import taxes, income taxes, storage, security, valuation, custodial, marketing and utilization of the underlying assets;

●
any fees, costs and expenses incurred in connection with preparing any reports and accounts, including any blue-sky filings required to be made available to investors in certain states and any annual audit of the accounts of the company (if applicable) and any reports to be filed with the Commission;

●	any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of our manager or asset manager, in connection with the underlying assets;

●	any fees, costs, expenses and/or taxes incurred as a result of investor earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our company or incurred in connection with compliance with applicable regulatory requirements;

●
any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company or our asset manager in connection with the affairs of our company;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by our managing member;

●	the cost of the audit of the annual financial statements of our company and the preparation of tax returns and circulation of reports to interest holders;

●	the fees and expenses of counsel to our company in connection with advice directly relating to its legal affairs;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by our managing member in connection with the operations of our company; and

●	taxes or fees imposed on our company other than non-routine taxes.

The company will be responsible for any non-routine taxes, i.e., taxes (including, without limitation, sales tax and capital gains tax), if any, imposed on our company with respect to the disposition of the underlying assets.

Indemnification of our Manager

The operating agreement provides that neither our manager, Public nor any of their current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors, nor members of the Investment Committee, nor persons acting at the request of our company in certain capacities with respect to other entities, will be liable to our company or any interest holders for any act or omission taken by them in connection with the business of our company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The company will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Asset Liquidity

We intend to hold the underlying assets for an indefinite period of time. Liquidity for investors may be obtained by transferring their interests. However, should an offer to liquidate the underlying assets or a portion thereof materializes and be in the best interest of the investors, as determined by our asset manager in its sole discretion, our asset manager will consider the merits of such offer on a case-by-case basis and potentially sell the underlying asset or the applicable portion. Our manager may, but is not required to, solicit input from investors through a non-binding vote. In determining whether an offer to liquidate the underlying asset is in the best interest of investors, our asset manager will consider, among other things, the result of a non-binding vote by investors (if applicable), the length of the time the underlying asset or a portion thereof has been held, whether future airdrops are expected that could result in revenue to our company, market conditions at the time of the offer, confidence in the future market of the underlying asset and the strength of the offer in relation to the current market. If our manager determines that, based on the foregoing factors, a sale of the underlying asset or a portion thereof is in the best interests of investors, our manager will proceed with such sale.

Furthermore, should an asset become obsolete (e.g., lack investor demand for its interests) or suffer from a catastrophic event, our asset manager may choose to sell the underlying asset. As a result of a sale under any circumstances, our asset manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered by insurance) to the interest holders.

Secondary Trading

The Public Platform enables investors to buy and sell interests via the PPEX ATS operated by North Capital. As of the date of this report, the PPEX ATS is the sole trading platform approved by our manager for secondary transfers of interests (for the avoidance of doubt, transfers may occur outside of a trading platform).
Effective January 5, 2023, our company entered into a PPEX ATS Company Agreement with North Capital, pursuant to which North Capital is providing access to the PPEX ATS for facilitation of secondary transactions, which enables investors to buy and sell their holdings via the PPEX ATS. Pursuant to the agreement, North Capital’s role is limited to providing access to the PPEX ATS to facilitate unregistered resale transactions of securities. North Capital is not providing any advice (including, without limitation, any business, investment, solicitation, legal, accounting, regulatory, tax or other advice) in connection with the engagement or its provision of services.
North Capital is a broker-dealer registered with the Commission and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”) and operates the PPEX ATS, an electronic alternative trading system registered with the Commission and FINRA on Form ATS.
The PPEX ATS Company Agreement may be terminated by either party on 30 days’ prior written notice. North Capital may terminate or suspend access to the PPEX ATS or terminate the agreement immediately for breach, upon the occurrence of any event that could prevent North Capital from operating the PPEX ATS or if North Capital determines that the security or normal operation of the PPEX ATS has been compromised and cannot be promptly cured, and may also terminate or suspend access to the PPEX ATS if directed to do so by a governmental, judicial or regulatory authority or self-regulatory organization. Additionally, our company agreed to confidential, binding arbitration.
North Capital, as operator of the PPEX ATS, (a) received a one-time application fee of $500 and (b) receives a monthly subscription fee of $35 per month, in each case to be paid by our manager. Further, North Capital will be reimbursed for any reasonable and documented out-of-pocket expenses incurred in connection with due diligence, including, without limitation, bad actor and background checks and reasonable counsel fees. Our manager will not be reimbursed for payment of any such subscription fees or expenses.

Secondary transactions submitted via the Public Platform are executed on the PPEX ATS through Dalmore. Dalmore is a broker-dealer registered with the Commission and a member of FINRA and SIPC. In connection therewith, effective January 6, 2023, the Company engaged Dalmore to execute secondary transactions on the PPEX ATS pursuant to a Secondary Market Transactions Engagement Letter. Pursuant to the agreement, Dalmore’s role is limited to acting as agent on behalf of participants in secondary trading on the Public Platform to review, approve and facilitate execution of transactions on the PPEX ATS, and providing services related thereto. Dalmore will not underwrite or purchase securities. Our company agreed to indemnify Dalmore and each of its affiliates and their respective representatives and agents for any losses incurred in any proceeding arising out of their engagement or any matter referred to in the Secondary Market Transactions Engagement Letter, except to the extent caused by the gross negligence or willful misconduct of the indemnified party, and to reimburse any such person for legal and other expenses incurred in connection with any such proceeding. Additionally, our company agreed to binding arbitration. The agreement may be terminated by either party on 30 days’ prior written notice.
In connection therewith, Dalmore receives a commission of up to 5% of the gross proceeds (up to 2.5% from the buyer and up to 2.5% from the seller involved in a transaction) from sales of interests on the Public Platform, such specific percentage as disclosed on the Public Platform. These fees are subject to change, as further disclosed on the Public Platform. For the avoidance of doubt, our company is not responsible for these fees.
Employees

Our company does not have any employees. All of our day-to-day operations are administered by Public employees on behalf of our manager.

Government Regulation

Regulation of collectibles varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business, including dealer and sales licenses, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, laws and regulations involving sales, use, value-added and other indirect taxes.

Claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities and could expose us to significant damages or other penalties.

Legal Proceedings

None of our company, our manager, our asset manager or any director or executive officer of our manager is presently subject to any material legal proceedings.

Description of Property

Our company has no physical property. Our manager, asset manager and Public are located at 6 Harrison Street, 5th Floor, New York, NY 10013. Our manager currently leases space in a purpose-built, secure, temperature-controlled storage facility in New York for the purpose of storing the underlying assets in a highly controlled environment, other than when it is being utilized for marketing or similar purposes.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Since its formation in May 2022, our company has been engaged primarily in acquiring and holding the underlying assets.

The reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s and Public’s ability to:
●
continue to source high quality assets to securitize on the Public Platform;
●
market the Public Platform and subsequent offerings and attract investors to the Public Platform;
●
continue to develop the Public Platform and provide the information and technology infrastructure to support the platform; and
●
sell the underlying assets at a premium over our acquisition price so that investors in our company can make a return on their investment.
No revenue models have been developed, and we do not expect our company to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Results of Operations
Revenues
As of December 31, 2023 and 2022, our company had no recognized any revenue. No revenue models have been developed by our company, and we do not expect our company to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Operating Income/(Expenses)
Operating expenses incurred prior to the closing of the offering were paid by our manager and will not be reimbursed. Pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager, which, as of the date of this report, is our manager, Otis. For each of the period from May 20, 2022 (inception) to December 31, 2022 and the year ended December 31, 2023, we earned no operating income and incurred no operating expenses.
Other Expenses

For the year ended December 31, 2023, we incurred other expenses of $42,462, in the form of loss on impairment, as compared to other expenses of $27,957, in the form of $1 in other expenses for the interest in our company granted to our manager at formation as initial member and loss on impairment of $27,956, for the period from May 20, 2022 (inception) to December 31, 2022.
Net Loss
As a result of the cumulative effect of the foregoing factors, we generated a net loss of $42,462 for the year ended December 31, 2023, as compared to a net loss of $27,957 for the period from May 20, 2022 (inception) to December 31, 2022.
Liquidity and Capital Resources
Our manager, on behalf of the company, appointed Otis to serve as asset manager to manage the underlying assets and provide certain administrative services to the company pursuant to the asset management agreement. Pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager. Unless our company becomes able to generate cash flows from operations, our company will be wholly reliant on our manager for its operations. There can be no assurance that our manager will continue to serve in such capacity. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this report.
Cash and Cash Equivalent Balances
As of December 31, 2023 and 2022, our company had no cash or cash equivalents on hand.
Series Subscriptions
Our company records membership contributions at the effective date. Our company recorded no membership contributions during the year ended December 31, 2023. On November 22, 2022, the offering of interests closed, and our company received $771,300 in in-kind consideration from the affiliates, the following series of Gallery and Collection:
Affiliate Series	Asset	Amount Raised, In-Kind, as of December 31, 2022
Series Drop 002, a series of Gallery	2016 Nike MAG Back to the Future sneakers	$63,000
Series Drop 010, a series of Gallery	Collection of Nike SB Dunks sneakers	58,000
Series Gallery Drop 014, a series of Gallery	Collection of 1985 Jordan 1 OG sneakers	98,000
Series Gallery Drop 016, a series of Gallery	Collection of Nike and Adidas Yeezy sneakers	34,000
Series Gallery Drop 021, a series of Gallery	Collection of artist collaboration Nike sneakers	34,100
Series Gallery Drop 022, a series of Gallery	Collection of Nike Air Jordan 1 sneakers	44,000
Series Gallery Drop 028, a series of Gallery	Nike SB Dunk Low “Freddy Krueger” sneakers	30,000
Series Gallery Drop 029, a series of Gallery	Collection of Travis Scott collaboration Nike sneakers	55,000
Series Gallery Drop 033, a series of Gallery	Collection of 1985 Nike Air Jordan I sneakers	86,400
Series Gallery Drop 036, a series of Gallery	Collection of streetwear collaboration Nike sneakers	61,200
Series Gallery Drop 037, a series of Gallery	Collection of Nike Air Jordan sneakers	23,850
Series Gallery Drop 040, a series of Gallery	Collection of Nike Air Max sneakers	39,050

Series Gallery Drop 041, a series of Gallery	Dior collaboration Nike Air Jordan 1 Low sneakers	11,000
Series Gallery Drop 042, a series of Gallery	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	16,800
Series Gallery Drop 043, a series of Gallery	Futura collaboration Nike SB Dunk High “FLOM” sneakers	60,300
Series Gallery Drop 114, a series of Gallery	Collection of all three original Nike Air Yeezy 1’s	13,500
Series Collection Drop 002, a series of Collection	Nike x Off White: “The Ten” collection	16,800
Series Collection Drop 006, a series of Collection	1985 Nike Air Jordan 1 “Red Metallic” sneakers	15,800
Series Collection Drop 009, a series of Collection	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	10,500
TOTAL		$771,300

Our company received no cash consideration from the sale of interests. Instead, the affiliates contributed the referenced in-kind consideration (one or more pairs of collectible sneakers) to our company in exchange for interests. As previously noted, each underlying asset was, as a contribution from a related party, recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such underlying asset (such amounts as disclosed above). The excess value of interests sold in the offering over predecessor cost was treated as a reduction of equity, i.e., a special distribution, which is a non-cash event reflected on our balance sheet.
Off-Balance Sheet Arrangements
We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.
The Underlying Assets
As acquisitions from related parties, each underlying asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such underlying asset. The underlying assets were purchased from affiliates in exchange for interests.

Our company treats the underlying assets as long-lived assets, and the underlying assets are subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
There is no guarantee that each underlying asset is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. Our company does not have complete ownership history or restoration and repair records for every underlying asset. In the event of a title or authenticity claim, our company may not have recourse against the asset seller or the benefit of insurance, and the value of the given underlying asset may be diminished.
Revenue Recognition
Our company adopted Financial Accounting Standards Board (“FASB”) ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective upon formation.
We determine revenue recognition through the following steps:
●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

No revenue models have been developed by our company, and we do not expect our company to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The underlying assets are subject to impairment losses if their fair values decrease below the carrying values. Testing for impairment of the underlying assets is performed at the individual asset level to identify whether events or changes in circumstances indicate that the carrying amount of an underlying asset may not be recoverable. We perform reviews semiannually and upon relevant events or changes in circumstances. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 1 measurement. If the carrying amount of an underlying asset exceeds its estimated fair value, an impairment loss has occurred in an amount equal to the difference between the carrying value and the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Loss per Interest
We comply with accounting and disclosure requirement of FASB ASC Topic 260, Earnings per Share. Loss per interest is computed by dividing net loss by the weighted average number of outstanding interests during the year.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Our company has adopted the standard, and the adoption of such standard had no impact on our company’s financial statements.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our Company

Our company does not have any employees, nor any directors or officers. All of our day-to-day operations are administered by Public employees on behalf of our manager.

Our Manager

Our company operates under the direction of our manager, which is, in turn, managed by its parent, Public. Our manager is responsible for directing the operations of our business, directing our day-to-day affairs and implementing our investment strategy. Our manager is not required to devote all of its time to our business and is only required to devote such time to our affairs as its duties require. Our manager is responsible for determining maintenance required in order to maintain or improve an asset’s quality (if necessary), determining how to monetize the underlying assets at revenue-generating events in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of the underlying assets.

We will follow guidelines adopted by our manager and implement policies set forth in the operating agreement unless otherwise modified by our manager. Our manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our manager may change our objectives at any time without approval of our interest holders. Our manager has a limited track record and is relying primarily on the track record of its individual officers, directors and advisors.

Our manager performs its duties and responsibilities pursuant to the operating agreement. Our manager maintains a contractual, as opposed to a fiduciary relationship, with us and our interest holders. Furthermore, we have agreed to limit the liability of our manager and to indemnify our manager against certain liabilities.

The ongoing responsibilities of our manager include the following:

Asset-Related Services

●	define and oversee the underlying assets disposition strategy;

●	evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

●	structure and negotiate the terms and conditions of transactions pursuant to which the underlying assets may be sold or otherwise disposed;

Services in Connection with the Prior Offering of Interests

●	create and submit all necessary regulatory filings, including, but not limited to, Commission filings and financial audits, and coordinate with lawyers and accountants as necessary in such processes;

●	all other necessary offering-related services;

Asset Monetization Services

●	create and manage all revenue-generating events and determine participation in such programs by the underlying assets;

●	evaluate and enter into service provider contracts related to the operation of revenue-generating events;

●	approve potential joint ventures, limited partnerships and other such relationships with third parties related to asset monetization and revenue-generating events;

Interest Holder Relationship Services

●	provide any appropriate updates related to underlying assets or our company electronically or through the Public Platform;

●	manage communications with interest holders, including answering e-mails and preparing and sending written and electronic reports and other communications;

●	establish technology infrastructure to assist in providing interest holder support and services;

●	determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;

●	maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of the company;

Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations;

●	provide financial and operational planning services;

●
maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semiannual financial statements;

●	maintain all appropriate books and records for our company;

●	obtain and update market research and economic and statistical data in connection with the underlying assets;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to interest holders or the transfer or resale of securities as may be permitted by law;

●	evaluate and obtain adequate insurance coverage for the underlying assets based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting our company, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, recordkeeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Directors, Executive Officers and Key Employees of our Manager

The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our manager.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Keith Marshall(1)	President, Secretary, Treasurer & Sole Director	37	March 2022	N/A

(1)	Mr. Marshall is the sole officer and director of our manager, and is employed by Public People.

Keith Marshall: Mr. Marshall is an attorney, entrepreneur and founder. He is the GM, Alternatives, of Public and was General Counsel of our manager prior to the acquisition of our manager by Public. Before working for our manager, Mr. Marshall founded and scaled Unapp, a “super app” for brick-and-mortar businesses. Prior to that, he was an attorney in the Corporate & Securities practice group of Womble Bond Dickinson.

Key Employees of Public

Jannick Malling: Mr. Malling is an entrepreneur in the financial technology space with deep expertise in design and elegant product experience. As founder and co-CEO of Public, he has pioneered fractional trading investing technology and redefined the self-directed investing experience. Prior to Public, Jannick was co-founder & CEO of Tradable; he began his career at Saxo Bank, the original online trading service in Europe.

Leif Abraham: Mr. Abraham is an entrepreneur, founder and investor. He is a co-CEO of Public and, prior to Public, was co-founder and CEO of AND.CO, which he grew to become one of the largest freelancing software companies in the world. AND.CO was acquired by Fiverr (NYSE: FVRR) in 2018. Mr. Abraham is an investor in companies like Ro Health, Orum and Catch. He was named one of the “Top 10 Minds in Digital” by Adweek, is a double Cannes Lions Grand Prix winner and has won an MTV Music Award.

Keith Marshall: See “—Directors, Executive Officers and Key Employees of our Manager.”

Investment Committee

Our manager assembled the Investment Committee, comprised of employees of Public People acting on behalf of Public, to assist our manager in evaluating the underlying assets prior to the purchase (including reviewing due diligence materials) and managing the underlying assets and to advise our manager on certain other matters associated with our business. The members of the Investment Committee are not and will not be managers or officers of our company and will not have any fiduciary or other duties to the interest holders of the company. The Investment Committee has no authority other than to provide non-binding advisory support to our manager, when requested, on matters such as:

●	evaluating any third-party offers for acquisition of the underlying assets and recommending disposition if in the best interest of our company and our interest holders;

●	providing guidance with respect to the appropriate levels of insurance costs specific to each individual asset; and

●	approving any service providers appointed by our manager in respect of the underlying assets.

Compensation of Our Manager

The following table sets forth the form of compensation and the recipient of such compensation together with the determination of the amount and the estimated amount.

Form of Compensation	Determination of Amount	Estimated Amount
Free Cash Flow
Free Cash Flow consists of the net income (as determined under GAAP) generated by the company plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the underlying assets. This amount would be distributed to all interest holders pro-rata (which may include our manager any of its affiliates).
These amounts, if any, cannot presently be determined.

Liquidation Rights
Upon the liquidation of our company as a whole, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are our manager or its affiliates, and thereafter; and thereafter, (iii) first, 100% to the interest holders, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and asset sellers) until the interest holders receive back 100% of their capital contribution and second, (A) 10% to our manager and (B) 90% to the interest holders, allocated pro rata based on the number of interests held by each interest holder (which may include our manager, any of its affiliates and the asset sellers).
This amount, if any, cannot presently be determined.

Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by our company. Employees of Public manage our day-to-day affairs on behalf of our manager, service the underlying assets and monitor the performance of the underlying assets to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for their services, including services performed for us on behalf of our manager. We do not intend to pay any compensation directly to these individuals.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Our company is managed by our manager. At formation, our manager was granted a single interest in the company and became the initial member holding 100% of the then-outstanding interests of the company.

As of the date of this report, our manager owns 27,191 interests, or 3.53% of the interests outstanding. Our manager may sell its interests from time to time in its sole discretion. The address of our manager is 6 Harrison Street, 5th Floor, New York, NY 10013. Our manager is managed by Keith Marshall as President, Secretary, Treasurer and sole director.

No securityholder beneficially owns more than 10% of our company as of the date of this report.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than as described below, there are no transactions or any other currently proposed transactions since our inception or for the reported fiscal year in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

As a result of the offering of interests, the affiliates invested amounts that correspond to the value of the underlying assets of such affiliates. Interests were offered only to the following affiliates of our company, each the seller of a given underlying asset, in exchange for in-kind consideration, as follows:

●	Series Drop 002, a series of Gallery: $63,000;
●	Series Drop 010, a series of Gallery: $58,000;
●	Series Gallery Drop 014, a series of Gallery: $98,000;
●	Series Gallery Drop 016, a series of Gallery: $34,000;
●	Series Gallery Drop 021, a series of Gallery: $34,100;
●	Series Gallery Drop 022, a series of Gallery: $44,000;
●	Series Gallery Drop 028, a series of Gallery: $30,000;
●	Series Gallery Drop 029, a series of Gallery: $55,000;
●	Series Gallery Drop 033, a series of Gallery: $86,400;
●	Series Gallery Drop 036, a series of Gallery: $61,200;
●	Series Gallery Drop 037, a series of Gallery: $23,850;
●	Series Gallery Drop 040, a series of Gallery: $39,050;
●	Series Gallery Drop 041, a series of Gallery: $11,000;
●	Series Gallery Drop 042, a series of Gallery: $16,800;
●	Series Gallery Drop 043, a series of Gallery: $60,300;
●	Series Gallery Drop 114, a series of Gallery: $13,500;
●	Series Collection Drop 002, a series of Collection: $16,800;
●	Series Collection Drop 006, a series of Collection: $15,800; and
●	Series Collection Drop 009, a series of Collection: $10,500.

Our company received no cash consideration from the sale of interests.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2023, but was not reported.

ITEM 7.  FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements
Independent Auditor’s Report	F-1
Balance Sheet as of December 31, 2023 (Audited)	F-4
Balance Sheet as of December 31, 2022 (Audited)	F-5
Statement of Operations for the Year Ended December 31, 2023 (Audited)	F-6
Statement of Operations for the Period from May 20, 2022 (Inception) to December 31, 2022 (Audited)	F-7
Statement of Changes in Members’ Equity/(Deficit) for the Year Ended December 31, 2023 and the Period from May 20, 2022 (Inception) to December 31, 2022 (Audited)	F-8
Statement of Cash Flows for the Year Ended December 31, 2023 (Audited)	F-9
Statement of Cash Flows for the Period from May 20, 2022 (Inception) to December 31, 2022 (Audited)	F-10
Notes to Audited Financial Statements	F-11

To the Members of
Public Sneaker Collection LLC
Wilmington, DE

INDEPENDENT AUDITOR’S REPORT
Opinion
We have audited the accompanying financial statements of Public Sneaker Collection LLC. (the “Company”) which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members’ equity, and cash flows for the period from May 20, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and for the period from May 20, 2022 (inception) to December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses of $42,462 and $27,957 for the periods ended December 31, 2023 and 2022, respectively, and has an accumulated deficit of $70,419 as of December 31, 2023.  The Company has no liquid assets and is dependent upon its manager for its ongoing operating costs.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
●
Exercise professional judgment and maintain professional skepticism throughout the audit.
●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ Artesian CPA, LLC
Denver, Colorado
March 28, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p:  877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PUBLIC SNEAKER COLLECTION LLC
BALANCE SHEET AS OF DECEMBER 31, 2023 (AUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-
TOTAL CURRENT ASSETS	-

OTHER ASSETS
Collectible Assets	402,081
TOTAL OTHER ASSETS	402,081

TOTAL ASSETS	$402,081

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES	$-
TOTAL CURRENT LIABILITIES	-

MEMBERS’ EQUITY
Membership Interest, issued upon formation	1
Membership Contributions, net
Membership Contributions, in-kind	771,300
Less: Special Distributions	(298,801)
Total Membership Contributions, net	472,499
Accumulated Deficit	(70,419)
TOTAL MEMBERS’ EQUITY	402,081

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$402,081

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
BALANCE SHEET AS OF DECEMBER 31, 2022 (AUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-
TOTAL CURRENT ASSETS	-

OTHER ASSETS
Collectible Assets	444,543
TOTAL OTHER ASSETS	444,543

TOTAL ASSETS	$444,543

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES	$-
TOTAL CURRENT LIABILITIES	-

MEMBERS’ EQUITY
Membership Interest, issued upon formation	1
Membership Contributions, net
Membership Contributions, in-kind	771,300
Less: Special Distributions	(298,801)
Total Membership Contributions, net	472,499
Accumulated Deficit	(27,957)
TOTAL MEMBERS’ EQUITY	444,543

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$444,543

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023 (AUDITED)

Other Expenses
Loss on Impairment	$(42,462)
Total Other Expenses	(42,462)

Net Loss	$(42,462)

Basic and Diluted Loss per Membership Interest	$(0.06)
Weighted Average Membership Interests	771,301

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF OPERATIONS FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO DECEMBER 31, 2022 (AUDITED)

Operating Income
Revenue	$-
Income/(Loss) from Operations	-

Other Expenses
Loss on Impairment	(27,956)
Other Expense	(1)
Total Other Income/(Expenses)	(27,957)

Net Loss	$(27,957)

Basic and Diluted Loss per Membership Interest	$(0.04)
Weighted Average Membership Interests	771,301

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2023 AND THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO DECEMBER 31, 2022 (AUDITED)

Balance, May 20, 2022 (Inception)	$-
Membership Interest, issued upon formation	1
Membership Contributions, net
Membership Contributions, in-kind	771,300
Less: Special Distributions	(298,801)
Total Membership Contributions	472,499
Net Loss	(27,957)
Balance, January 1, 2023	$444,543
Membership Interest, issued upon formation	-
Membership Contributions, net
Membership Contributions, in-kind	-
Less: Special Distributions	-
Total Membership Contributions	-
Net Loss	(42,462)
Balance, June 30, 2023	$402,081

See Independent Auditor’s report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2023 (AUDITED)

Cash Flows From Operating Activities:
Net Loss For the Period	$(42,462)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Other Expense	42,462
Total Adjustments	42,462
Net Cash Flows From Operating Activities	-

Cash at Beginning of Period	-
Net Increase/(Decrease) In Cash	-
Cash at End of Period	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CASH FLOWS FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO DECEMBER 31, 2022 (AUDITED)

Cash Flows From Operating Activities:
Net Loss For the Period	$(27,957)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Loss on Impairment	27,956
Other Expense	1
Total Adjustments	27,957
Net Cash Flows From Operating Activities	-

Cash Flows From Investing Activities:
Proceeds from Sale of Collectible Assets	-
Purchase of Collectible Assets	-
Net Cash Flows From Investing Activities	-

Cash Flows From Financing Activities:
Membership Interest, issued upon formation	-
Membership Contributions, net
Membership Contributions, in-kind	-
Less: Special Distributions	-
Total Membership Contributions	-
Net Cash Flows From Financing Activities	-

Cash at Beginning of Period	-
Net Increase/(Decrease) In Cash	-
Cash at End of Period	$-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Issuance of Membership Interest upon formation – related party	$1
Purchase of Collectible Assets by Membership Contributions, in-kind – related parties	771,300
Special distributions	$(298,801)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
NOTE 1: NATURE OF OPERATIONS
Public Sneaker Collection LLC (the “Company”) is a limited liability company formed on May 20, 2022 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment-grade sneakers (such assets or group of assets, the “Underlying Assets”).
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties. Because of our structure, the Company is dependent on Otis Wealth, Inc. (the “Manager”), the managing member, asset manager (the “Asset Manager”) and administrator of the Company, and is totally reliant on the Asset Manager to manage its business and fund the Company’s ongoing operating expenses and other capital needs.
The Asset Manager manages the Underlying Assets. The Company acquired Underlying Assets from various affiliates.
The Company has sold membership interests in the Company (“Interests”) in exchange for the Underlying Assets. Investors acquired a proportional share of income and liabilities. All voting rights, except as specified in the Company’s limited liability company agreement, dated May 20, 2022, as amended and restated from time to time (the “Operating Agreement”), or required by law, remain with the Manager (e.g., the liquidation of the Company). The Manager manages the ongoing operations of the Company in accordance with the Operating Agreement.
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company.
Voting Rights
The Manager has broad authority to take action with respect to the Company. Interest holders do not have any voting rights as an Interest holder in the Company except with respect to:
●
the removal of the Manager for cause;
●
the dissolution of the Company upon the for-cause removal of the Manager; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by Interest holders in the Company under the Operating Agreement;
o
change the situations in which the Company can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o
give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders. The removal of the Manager as manager of the Company must be approved by two thirds of the votes that may be cast by all Interest holders. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders present in person or represented by proxy.
Distributions Upon Liquidation
Upon the occurrence of a liquidation event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Company and liquidating its assets. Upon the liquidation the Company, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates; and thereafter, (iii) first, 100% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to Interest holders. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by the Company plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Assets. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Company.
Any free cash flow generated by the Company from the utilization of any Underlying Asset shall be applied in the following order of priority:
●
to create such reserves as the Manager deems necessary, in its sole discretion; and
●
thereafter by way of distribution to Interest holders (net of corporate income taxes), which may include the Manager, any of its affiliates and asset sellers.
Manager’s Interest
At inception, the Manager was granted one Interest for serving as managing member. Following the closing of the Company’s offering and certain transactions contemplated thereby, the Manager also holds additional Interests (the Manager may sell all or any portion of such Interests from time to time following the closing of such offering).
NOTE 2:  GOING CONCERN
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues or profits since inception and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.
The Company incurred a net loss of $42,462 for the year ended December 31, 2023 and had an accumulated deficit of $70,419 as of December 31, 2023, as compared to a net loss of $27,957 for the period from May 20, 2022 (inception) to December 31, 2022 and an accumulated deficit of $27,957 as of December 31, 2022. The Company has no liquid assets and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon the Manager covering the Company’s obligations and the costs of administering the Company. No assurance can be given that this will be the case.
These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023 and 2022, the Company had no cash on hand.
Collectible Assets
As acquisitions from related parties, each Underlying Asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such Underlying Asset. The Underlying Assets were purchased from affiliates in exchange for Interests.
The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets are subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
There is no guarantee that each Underlying Asset is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. The Company does not have complete ownership history or restoration and repair records for every Underlying Asset. In the event of a title or authenticity claim, the Company may not have recourse against the asset seller or the benefit of insurance, and the value of the given Underlying Asset may be diminished.
As of December 31, 2023 and 2022, the Company’s total investment in the Underlying Assets was $402,081 and $444,543, respectively, as detailed in the table below (presented below net of aggregate impairments of $70,418 as of December 31, 2023 and $27,956 as of December 31, 2022).

Underlying Asset	As of December 31, 2023	As of December 31, 2022

Nike MAG Back to the Future (2016)	$30,000	$30,000
Nike Dunk SB Low Staple “NYC Pigeon”	16,000	16,000
Nike Dunk SB Low Heineken	1,700	1,700
Nike SB What The Dunk	5,000	5,000
Nike Dunk SB Low Pro Raygun	409	409
Nike Dunk SB Low Bison	600	600
Nike Air Jordan I (1985) Black/Red “Bred”	6,500	6,500
Nike Air Jordan I (1985) White/Black/Red “Chicago”	5,000	5,000
Nike Air Jordan I (1985) White/Black	8,500	8,500
Nike Air Jordan I (1985) Black/Royal Blue “Royal”	4,500	4,500
Nike Air Jordan I (1985) White/Natural Grey	5,500	5,500
Nike Air Jordan I (1985) White/Black/Red “Chicago”	8,000	8,000
Nike Air Jordan I (1985) White/Black/Red “Chicago”	6,975	6,975
Nike Air Jordan I (1985) Black/Red “Bred”	6,500	6,500
Nike Air Jordan I (1985) “Red Metallic”	15,026	15,026
Nike Air Yeezy II Red October	7,015	7,015
Nike Air Yeezy II Pure Platinum	2,822	2,822
Nike Air Yeezy II Solar Red	5,000	5,000
Adidas Yeezy Boost 750 OG	1,600	1,600
Adidas Yeezy Boost 350 Turtledove	342	800
Nike KAWS Air Force 1	1,300	3,000
Nike KAWS Air Max 90 Current Black Volt	700	700
Nike Tom Sachs Mars Yard 1.0	5,250	5,250
Nike Tom Sachs Mars Yard 2.0	3,400	3,400
Nike SB Dunk High Unkle	1,363	2,417
Nike Air Max 1 x Patta x Parra Cherrywood	2,999	5,425
Nike Air Force 1 x Off-White MoMA	5,043	5,043
Nike Air Jordan I Fragment	1,786	1,786
Nike Air Jordan I Colette	8,000	8,000
Nike Air Jordan I Off-White Chicago	4,000	4,000
Nike Air Jordan I Off-White EU	2,837	2,837
Nike Air Jordan I Satin Banned	229	2,982
Nike Air Jordan I Blue Toe	1,279	1,343
Nike Air Jordan I Igloo	2,841	3,180
Nike Air Jordan I Rust Pink	3,698	3,698
Nike SB Dunk Low “Freddy Krueger” sneakers	1,650	18,500
Nike SB Dunk Low Travis Scott “Special Box”	1,195	1,574
Nike Air Force 1 Travis Scott AF100	996	996
Nike Air Jordan I Travis Scott	1,428	1,428
Nike Air Jordan 4 Travis Scott “F&F Mocha”	21,666	21,666
Nike Air Jordan 4 Travis Scott “F&F Purple”	26,000	26,000
Nike SB Dunk Low Supreme “Black Cement”	4,820	4,820
Nike SB Dunk Low Supreme “White Cement”	2,000	2,000
Nike SB Dunk Low Stussy “Cherry”	2,150	2,250
Nike SB Dunk High Supreme “Blue Star”	3,300	6,000
Nike SB Dunk High Supreme “Red Star”	2,247	5,000
Nike SB Dunk High Supreme “Orange Star”	2,999	3,105
Nike Air Max 1 Patta “Chlorophyll”	1,521	1,737
Nike Air Jordan I Union “Blue Toe”	1,279	1,450

Nike Air Jordan I Union “Black Toe”	1,100	1,298
Nike Air Jordan 4 UNDFTD	17,500	17,500
Nike Air Jordan 3 “Oregon Tinker PE”	5,800	5,800
Nike Air Jordan 4 “Georgetown PE”	4,551	4,551
Nike Air Jordan 4 “Oklahoma PE”	5,250	5,250
Nike Air Jordan 5 “Tokyo T23 Yellow Toe Sample”	7,500	7,500
Nike Air Max 1 x Parra “Albert Heijn”	21,775	21,775
Nike Air Max 1 x Parra “Amsterdam”	5,445	5,445
Nike Air Max 1 x Kidrobot “Kidrobot”	2,992	2,992
Nike Air Max 1 x Atmos “Animal Pack”	399	399
Nike Air Max 97 x MSCHF “Jesus Shoe”	800	1,800
Nike Air Jordan I Low Dior	4,969	4,969
Nike Jordan Kobe 3/8 PE Pack	9,450	9,450
Nike SB Dunk High “FLOM” Futura collaboration	33,500	33,500
Nike Air Yeezy 1 “Zen Grey”	1,501	3,520
Nike Air Yeezy 1 “Blink”	2,998	2,998
Nike Air Yeezy 1 “Net Tan”	2,998	2,998
Nike Air Max 90 Off-White	1,550	1,550
Nike Air Max 97 OG Off-White	925	1,299
Nike Hyperdunk 2017 Off-White	551	551
Nike Air Vapormax FK Off-White	794	921
Nike Air Presto Off-White	1,982	2,300
Nike Zoom Fly Off-White	720	1,100
Nike Air Force 1 Low Off-White	1,500	1,500
Nike Blazer Mid Off-White	1,290	1,375
Nike Air Jordan I Off-White	3,900	3,900
Converse Chuck 70 Hi Off-White	260	1,250
Nike Air Force 1 “All Black Everything” for HOV Charity “France” Jay-Z collaboration	5,116	10,018
Total	$402,081	$444,543

For the year ended December 31, 2023, the Company recorded $42,462 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Underlying Asset	(Loss) on Impairment
Adidas Yeezy Boost 350 Turtledove	$(458)
Nike KAWS Air Force 1	(1,700)
Nike SB Dunk High Unkle	(1,054)
Nike Air Max 1 x Patta x Parra Cherrywood	(2,426)
Nike Air Jordan I Satin Banned	(2,753)
Nike Air Jordan I Blue Toe	(64)
Nike Air Jordan I Igloo	(339)
Nike SB Dunk Low “Freddy Krueger” sneakers	(16,850)
Nike SB Dunk Low Travis Scott “Special Box”	(379)
Nike SB Dunk Low Stussy “Cherry”	(100)
Nike SB Dunk High Supreme “Blue Star”	(2,700)
Nike SB Dunk High Supreme “Red Star”	(2,753)
Nike SB Dunk High Supreme “Orange Star”	(106)
Nike Air Max 1 Patta “Chlorophyll”	(216)

Nike Air Jordan I Union “Blue Toe”	(171)
Nike Air Jordan I Union “Black Toe”	(198)
Nike Air Max 97 x MSCHF “Jesus Shoe”	(1,000)
Nike Air Yeezy 1 “Zen Grey”	(2,019)
Nike Air Max 97 OG Off-White	(374)
Nike Air Vapormax FK Off-White	(127)
Nike Air Presto Off-White	(318)
Nike Zoom Fly Off-White	(380)
Nike Blazer Mid Off-White	(85)
Converse Chuck 70 Hi Off-White	(990)
Nike Air Force 1 “All Black Everything” for HOV Charity “France” Jay-Z collaboration	(4,902)
Total	$42,462

For the year ended December 31, 2022, the Company recorded $27,956 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Underlying Asset	(Loss) on Impairment
Nike Dunk SB Low Pro Raygun	$(291)
Nike Air Yeezy II Pure Platinum	(1,603)
Adidas Yeezy Boost 350 Turtledove	(699)
Nike KAWS Air Max 90 Current Black Volt	(1,300)
Nike Air Max 1 x Patta x Parra Cherrywood	(25)
Nike Air Jordan I Igloo	(1,820)
Nike Air Jordan I Rust Pink	(302)
Nike SB Dunk Low Travis Scott “Special Box”	(248)
Nike Air Force 1 Travis Scott AF100	(397)
Nike Air Jordan 4 Travis Scott “F&F Purple”	(1,000)
Nike SB Dunk Low Supreme “White Cement”	(400)
Nike SB Dunk High Supreme “Orange Star”	(1,895)
Nike Air Jordan I Union “Blue Toe”	(270)
Nike Air Jordan I Union “Black Toe”	(477)
Nike Air Jordan 4 “Georgetown PE”	(1,657)
Nike Air Max 1 x Atmos “Animal Pack”	(800)
Nike Jordan Kobe 3/8 PE Pack	(10,550)
Nike Air Yeezy 1 “Zen Grey”	(266)
Nike Air Yeezy 1 “Blink”	(1,302)
Nike Air Max 97 OG Off-White	(1)
Nike Hyperdunk 2017 Off-White	(549)
Nike Air Vapormax FK Off-White	(1,579)
Nike Blazer Mid Off-White	(525)
Total	$(27,956)

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The Underlying Assets are subject to impairment losses if their fair values decrease below the carrying values. Testing for impairment of the Underlying Assets is performed at the individual asset level to identify whether events or changes in circumstances indicate that the carrying amount of an Underlying Asset may not be recoverable. We perform reviews semiannually and upon relevant events or changes in circumstances. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 1 measurement. If the carrying amount of an Underlying Asset exceeds its estimated fair value, an impairment loss has occurred in an amount equal to the difference between the carrying value and the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.
The Company determines revenue recognition through the following steps:
●
identification of a contract with a customer;
●
identification of the performance obligations in the contract;
●
determination of the transaction price;
●
allocation of the transaction price to the performance obligations in the contract; and
●
recognition of revenue when or as the performance obligations are satisfied.
No revenue models have been developed by the Company, and we do not expect the Company to generate revenue under current operating plans. Gains from sales of Underlying Assets will be presented as other income in the statements of operations as they do not qualify as operating revenues. As of December 31, 2023, the Company had not recognized any revenue.
Operating Expenses

Pursuant to an asset management agreement entered into with the Asset Manager, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, the Company are borne by the Asset Manager; provided, however, the Company, and not the Asset Manager, are responsible for (i) any amounts in respect of the indemnification set forth in the asset management agreement, (ii) any indemnification payments to be made pursuant to the Operating Agreement or (iii) taxes (including, without limitation, sales tax and capital gains tax), if any, imposed on the Company with respect to the disposition of an Underlying Asset (“Non-Routine Taxes”).
The fees, taxes, costs and expenses borne by the Asset Manager include: any and all fees, costs and expenses incurred in connection with the holding and management of the Underlying Assets, including import taxes, income taxes, storage, security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts, including any “Blue Sky” filings required to be made and any annual audit of the accounts of the Company (if applicable) and any reports to be filed with the U.S. Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any fees, costs, expenses and/or taxes incurred as a result of investor earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company or the Asset Manager in connection with the affairs of the Company; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager; the cost of the audit of the annual financial statements of the Company and the preparation of tax returns and circulation of reports to Interest holders; the fees and expenses of counsel to the Company in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company; taxes or fees imposed on the Company other than Non-Routine Taxes; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses (including organizational costs) were borne by the Manager and not reimbursed by the Company. The Manager bears its own expenses of an ordinary nature, including all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.
Leases
Upon inception, the Company adopted FASB Accounting Standards Codification (“ASC”) 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company does not have any lease arrangements in place.
Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code (the “IRC”), all Company taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the balance sheet. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with the IRC, to be treated as a separate subchapter C corporation for tax purposes. No tax provision has been recorded for the Company through the balance sheet date as the Company is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. The Company’s NOLs as of December 31, 2023 and 2022 were approximately $1, which produced net deferred tax assets of less than $1, using the Company’s estimated future effective tax rate of 26.1%. Based on consideration of the available evidence, including historical losses, the Company’s net deferred tax assets from its NOLs as of December 31, 2023 and 2022 are de minimis and also fully offset by a valuation allowance, and therefore, no tax benefit applicable to the losses for the years ended December 31, 2023 and 2022 has been recognized. The net losses do not expire for federal income tax purposes.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in the Company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Members’ Equity
Members’ equity for the Company consists of capital contributions, membership contributions and accumulated deficit.
In-kind membership contributions (one or more pairs of collectible sneakers) were made to the Company by affiliates from a successful closing of the offering of Interests and were calculated as the value of Interests sold in the offering.
As contributions from related parties, each Underlying Asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such Underlying Asset. The excess value of Interests sold in the offering over predecessor cost was treated as a reduction of equity, i.e., a special distribution.
Loss per Membership Interest
The Company complies with accounting and disclosure requirement of FASB ASC Topic 260, “Earnings per Share.” Loss per Interest is computed by dividing net loss by the weighted average number of outstanding Interests during the year. As of December 31, 2023, the loss per Interest for the Company was $0.06 with a net loss of $42,462 and 771,301 Interests outstanding, as compared to a loss per Interest of $0.04 with a net loss of $27,957 and 771,301 Interests outstanding as of December 31, 2022.
NOTE 4: RELATED PARTY TRANSACTIONS
On November 22, 2022, the offering of Interests closed, and the Company raised $771,300 in in-kind consideration from affiliates of the Company, the following series of Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”):

Affiliate Series	Asset	Amount Raised, In-Kind
Series Drop 002, a series of Gallery	2016 Nike MAG Back to the Future sneakers	$63,000

Series Drop 010, a series of Gallery	Collection of Nike SB Dunks sneakers	58,000
Series Gallery Drop 014, a series of Gallery	Collection of 1985 Jordan I OG sneakers	98,000
Series Gallery Drop 016, a series of Gallery	Collection of Nike and Adidas Yeezy sneakers	34,000
Series Gallery Drop 021, a series of Gallery	Collection of artist collaboration Nike sneakers	34,100
Series Gallery Drop 022, a series of Gallery	Collection of Nike Air Jordan I sneakers	44,000
Series Gallery Drop 028, a series of Gallery	Nike SB Dunk Low “Freddy Krueger” sneakers	30,000
Series Gallery Drop 029, a series of Gallery	Collection of Travis Scott collaboration Nike sneakers	55,000
Series Gallery Drop 033, a series of Gallery	Collection of 1985 Nike Air Jordan I sneakers	86,400
Series Gallery Drop 036, a series of Gallery	Collection of streetwear collaboration Nike sneakers	61,200
Series Gallery Drop 037, a series of Gallery	Collection of Nike Air Jordan sneakers	23,850
Series Gallery Drop 040, a series of Gallery	Collection of Nike Air Max sneakers	39,050
Series Gallery Drop 041, a series of Gallery	Dior collaboration Nike Air Jordan I Low sneakers	11,000
Series Gallery Drop 042, a series of Gallery	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	16,800
Series Gallery Drop 043, a series of Gallery	Futura collaboration Nike SB Dunk High “FLOM” sneakers	60,300
Series Gallery Drop 114, a series of Gallery	Collection of all three original Nike Air Yeezy 1’s	13,500
Series Collection Drop 002, a series of Collection	Nike x Off White: “The Ten” collection	16,800
Series Collection Drop 006, a series of Collection	1985 Nike Air Jordan I “Red Metallic” sneakers	15,800
Series Collection Drop 009s, a series of Collection	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	10,500
Total		$771,300

The Company received no cash consideration from the sale of Interests. Instead, the affiliates contributed the referenced in-kind consideration (one or more pairs of collectible sneakers) to the Company in exchange for Interests. As previously noted, each Underlying Asset was, as a contribution from a related party, recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such Underlying Asset (such amounts as disclosed above). The excess value of Interests sold in the offering over predecessor cost was treated as a reduction of equity, i.e., a special distribution.
Pursuant to an asset management agreement entered into with the Asset Manager, the ongoing operational expenses of the Company are borne by the Manager.
NOTE 5: MEMBERS’ LIABILITY
The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
NOTE 6: MEMBERS’ EQUITY
The members of the Company have certain rights. A member is entitled to their pro rata share of the net profits derived from the Underlying Assets after deduction of expense allocations and direct expenses attributable to the Underlying Assets, based on their percentage of the total outstanding Interests.
There were 771,301 Interests outstanding as of December 31, 2023 and 2022. There was no change in members’ equity during the year ended December 31, 2023. During the year ended December 31, 2022, the Company received in-kind subscriptions $771,300. See Note 4.
NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS
The Company does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 8: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or the Manager.
NOTE 9: RISKS AND UNCERTAINTIES
The Company’s operations are limited in scope. The Company holds no material assets, other than a collection of investment-grade sneakers, has no employees and has no debts or contractual obligations, other than an asset management and administrative services agreement pursuant to which the Asset Manager provides services that are essential to the Company, such as storage, insurance, display, transport, Securities and Exchange Commission filings, compliance and other normal operating services, and the Asset Manager will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Asset Manager and is totally reliant on the Asset Manager to manage its business.
The Company is subject to an exceptionally high level of concentration risk. The Company’s collectible assets can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the collectibles markets, trends relating to the sneaker genre of the collectibles market, trends relating to broader markets, changes in the condition of the Underlying Assets and/or other factors. In periods of global financial weakness and disruption in financial and capital markets, the collectibles market tends to experience declines in transaction volume and prices, making it extremely difficult during such periods to liquidate collectibles at acceptable values or at all.
NOTE 10:  SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 28, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the accompanying financial statements.

ITEM 4.  EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Public Sneaker Collection LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on July 15, 2022)
2.2	Limited Liability Company Agreement of Public Sneaker Collection LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on July 15, 2022)
4.1	Form of Subscription Agreement for Interests (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A/A filed on November 15, 2022)
6.1	Form of Asset Management & Administrative Services Agreement (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on July 15, 2022)
6.2	PPEX ATS Company Agreement, dated January 5, 2023, between Public Sneaker Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed on January 9, 2023)
6.3	Secondary Market Transactions Engagement Letter, dated January 6, 2023, between Public Sneaker Collection LLC and Dalmore Group LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed on January 9, 2023)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 18, 2024.

PUBLIC SNEAKER COLLECTION LLC By: Otis Wealth, Inc., its managing member
By:	/s/ Keith Marshall
Keith Marshall President, Secretary, Treasurer & Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Keith Marshall
President, Secretary, Treasurer & Sole Director of Otis Wealth, Inc. (as principal executive officer, principal financial officer, principal accounting officer and sole member of the board of directors of Otis Wealth, Inc.)
April 18, 2024
Keith Marshall

Otis Wealth, Inc.		Managing Member	April 18, 2024

By:	/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director